02034426

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kirin Brewery Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 188 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5/30/02



KIRIN BREWERY COMPANY, LIMITED

ANNUAL REPORT 2001

Year ended December 31, 2001

KIRIN

Transforming the Kirin Group into a True Challenger

http://www.kirin.co.jp

PROFILE

Corporate Philosophy

Kirin has been dedicated to product excellence and the health, enjoyment and comfort of people throughout its more than 90 years in business. Japan's premier brewer maintains this dedication as it expands globally and into profitable new fields of operation. Kirin's powerful core brands are complemented by a diverse array of products and services, allowing the Company to fulfill its mission of generating stakeholder value. Kirin will continue contributing to society through various activities, including environmental initiatives.

The New Kirin Declaration

Under the three-year KG 21 Action Plan, Kirin has successfully shifted to Group-based management in working to become a corporate group that uses its businesses, centered on the domestic alcoholic beverage business, to create value to enrich the lives of customers. Constantly seeking to innovate and improve, Kirin has reexamined its operations in formulating the New Kirin Declaration, which places priority on customers and quality in every aspect of product development and marketing. Enhanced Group synergy and a dynamic corporate culture are other key tenets.

Initiatives for Global Growth

Kirin is redefining its view of the low-alcohol market to mean all beverages with an alcohol content of less than 10 percent, including beer and happo-shu*, and has successfully launched new products and reorganized operations to support growth across the low-alcohol spectrum. The Group intends to further strengthen its global foundation for providing a comprehensive lineup of alcoholic beverages. Diversified businesses, backed by the technology of Kirin Brewery, will support the Group's evolution into a leading global company in the fields of food and science, based in Asia and Oceania.*

CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements regarding the Company's plans, outlook, strategies and results for the future that are based on management's estimates, assumptions and projections at the time of publication. Certain risks and uncertainties could cause the Company's actual results to differ materially from any projections presented in this report. These risks and uncertainties include, but are not limited to, the domestic and international economic circumstances surrounding the Company's businesses, competitive activity, related laws and regulations, product development programs and changes in exchange rates.

02 MAY 23 [illegible]

May 13, 2002

KIRIN BREWERY COMPANY, LIMITED

Koichiro Aramaki, President
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
104-8288, Japan
Code number: 2503
Further Information: Sumio Nagata,
Director, Corporate Communications Dept.
Tel: +81-3-5540-3450

Summary of Consolidated Results for the First Quarter of 2002

Kirin Brewery Company, Limited announces its consolidated results for the first quarter of 2002 (January 1, 2002 – March 31, 2002), as follows.

1. Business results and financial positions for the first quarter of 2002 (January 1, 2002 – March 31, 2002)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before special items (¥ millions)	Percentage change (%)	Net income (¥ millions)	Percentage change (%)
First quarter of 2002	303,714	(1.8)	3,570	(38.3)	1,914	(61.9)	(238)	–
First quarter of 2001	309,391		5,786		5,023		(1,159)	

Note: Percentage change for net sales, operating income, ordinary income and net income is based on the first quarter of the previous fiscal year.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)
First quarter of 2002	1,699,142	777,078	45.7
First quarter of 2001	1,596,946	786,099	49.2

(3) Cash flows:

	Cash flows from operating activities (¥ million)	Cash flows from investing activities (¥ million)	Cash flows from financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
First quarter of 2002	(27,081)	(126,045)	103,775	94,519
First quarter of 2001	(21,713)	3,341	21,911	68,143

2. Scope of consolidation and application of the equity method

Consolidated subsidiaries: 260 companies
Unconsolidated subsidiaries accounted for by the equity method: 1 companies
Affiliated companies accounted for by the equity method: 15 companies

Note: The figures presented above and the financial statements included with this release are unaudited and are presented voluntarily by Kirin Brewery Company, Limited.

3. Consolidated Results for the First Quarter of 2002

During the first quarter of 2002 (January 1, 2002 – March 31, 2002), sales of *happo-shu* increased and the soft drinks and pharmaceutical businesses performed well, although sales of beer decreased. As a result, consolidated net sales were ¥303.7 billion, a decrease of 1.8 percent compared with the same period of the previous year. Consolidated operating income decreased 38.3 percent to ¥3.5 billion, consolidated ordinary income decreased 61.9 percent to ¥1.9 billion, and consolidated net income was ¥(2) billion.

Alcoholic Beverage Business

In the alcoholic beverage business, in response to the diversification of customer preferences and the erosion of the boundaries separating product categories, Kirin has been making product proposals that meet the wide range of customer needs in the low-alcohol beverage market.

For core beer and *happo-shu* brands *Kirin Lager*, *Ichiban Shibori* and *Tanrei*, Kirin continued its efforts from last year to implement policies to clearly establish the distinctive characteristics of each respective brand. In the growing *happo-shu* category, Kirin introduced *Gokunama* to provide new value in a *happo-shu* product. In April, Kirin launched *Tanrei Green Label*, which cuts unfermented carbohydrates by 70 percent (Kirin's comparison) to offer an appealing new *happo-shu* that has gained a high level of support from customers.

In the *chu-hi* category, where further growth is expected, sales continued strong for *Kirin Chu-hi Hyoketsu*, a solid hit product from its launch last year. Capital investments were made to strengthen and expand production at Kirin's Okayama Brewery and the Shonan Factory of Kirin Beverage Corporation, in order to build a foundation to make *Kirin Chu-hi Hyoketsu* the top brand in the *chu-hi* category. In April, a new orange flavor was introduced, receiving the same positive response as the grapefruit and lemon flavors launched last year.

In the spirits and wines business, Kirin acquired continued exclusive distribution rights in Japan for the major brands of the former Seagram Co. from Pernod Ricard of France and Diageo of the United Kingdom. In April, the marketing and distribution functions of Kirin-Seagram Ltd. were integrated into Kirin Brewery with the aim of further strengthening the foundation of the spirits and wines business.

In March, Kirin entered into an agreement with Oji Paper Co., Ltd. to acquire the stock of Eishogen Co., Ltd. held by Oji Paper. The acquisition enhanced Kirin's brand lineup in the Chinese liquor segment and the growing low-alcohol beverage category, thus strengthening the foundation of the Company's comprehensive alcoholic beverage business.

In overseas beer operations, in March Kirin made an equity participation in San Miguel Corporation, acquiring approximately 15 percent of its stock. San Miguel holds a share of approximately 90 percent of the Philippine beer market, with operations extending throughout Asia. This move gave Kirin a strong base for business development in the Asia and Oceania region.

Despite growth in sales of *happo-shu*, lower beer sales and the effects of price reduction campaigns by other companies resulted in net sales for the alcoholic beverage business of ¥202.7 billion, a decrease of 5.6 percent compared with the same period of the previous year.

Soft Drinks Business

The soft drinks business carried out vigorous marketing activities, including new product launches.

Mainstay products *Namacha* and *Kikicha* posted continued strong sales, while the *Super Fire Stone Wash* extension of the *Fire* coffee line, introduced last fall, performed solidly. Among new products, sales of *Amino Supli* exceeded projections, while *Kiriri Su-Na* also posted favorable sales results. In addition, *Nihoncha Genmai* and *Rakuda*, both launched in March, got off to a good start and established themselves as new brands in the unsweetened teas and functional/healthy drinks segment, which is driving the market this year.

As a result of the above, net sales of the soft drinks business totaled ¥68.3 billion, an increase of 8.2 percent compared with the same period of the previous year.

Other Businesses

In the pharmaceutical business, sales were strong, due to the contribution of *GRAN*, an agent that stimulates white blood cell production in patients following chemotherapy and blood stem cell transplantation, and other products. In research and development, KRN 321(NESP), a treatment for renal anemia that has high expectations as the second generation of *ESPO*, entered Phase II clinical trials. In the field of cell therapy, APC 8020 (cell therapy for multiple myeloma) and KRN 246 (conditioning regimen for hematopoietic stem cell transplantation) both entered clinical trials.

In the agribio business, sales were steady. In addition to introducing a new silver color for the *Kokochi Kaika* series of petunias, Kirin was successful in developing a new variety of carnations using its ion beam cultivation technology. In April, the *Kokochi Vegita* series of vegetable seedlings was introduced.

In the nutrient food & feed business, in addition to the launch of *Kirin Cholestemin*, a Special Health Food for Specified Health Use, Takeda-Kirin Foods Corporation, a joint venture with Takeda Chemical Industries, Ltd. centering on the seasonings business, was established and began operations in April.

As a result of the above, net sales of other businesses totaled ¥326 billion, an increase of 3.4 percent compared with the same period of the previous year.

Results for the first quarter were generally in line with plans made at the start of the year. With the implementation of various policies now heading toward showing full results in the alcoholic beverage and other core businesses, the Company expects to achieve the targets set at the start of the year.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	First quarter of 2002 Amount	Percentage over total assets	First quarter of 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets					
Cash	96,822		56,434		40,388
Notes and accounts receivable	212,805		210,279		2,526
Marketable securities	8,649		22,197		(13,548)
Inventories	75,263		68,510		6,753
Funds in trust	13,711		18,184		(4,473)
Other	60,611		45,093		15,518
Allowance for doubtful accounts	(1,973)		(1,686)		(287)
Total current assets	465,891	27.4	419,013	26.2	46,878
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures	187,126		192,520		(5,394)
Machinery, equipment and vehicles	184,716		159,514		25,202
Land	157,011		163,367		(6,356)
Construction in progress	23,133		42,649		(19,516)
Other	54,194		56,221		(2,027)
Total	606,181	35.7	614,274	38.5	(8,093)
Intangible Fixed Assets					
Consolidation differences	44,986		47,844		(2,858)
Other	84,112		84,575		(463)
Total	129,098	7.6	132,419	8.3	(3,321)
Investments and Other Assets					
Investments in securities	364,751		331,965		32,786
Life insurance investments	34,427		32,775		1,652
Other	101,783		67,264		34,519
Allowance for doubtful accounts	(2,992)		(766)		(2,226)
Total	497,970	29.3	431,238	27.0	66,732
Total fixed assets	1,233,250	72.6	1,177,933	73.8	55,317
TOTAL ASSETS	1,699,142	100.0	1,596,946	100.0	102,196

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	First quarter of 2002 Amount	Percentage over total assets	First quarter of 2001 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities					
Notes and accounts payable	92,717		95,117		(2,400)
Short-term bank loans	52,778		51,032		1,746
Beer taxes payable	81,374		90,656		(9,282)
Income taxes payable	3,463		537		2,926
Accrued expenses	63,349		64,700		(1,351)
Deposits received	57,425		60,199		(2,774)
Other	44,971		42,632		2,339
Total current liabilities	396,080	23.3	404,876	25.4	(8,796)
Long-term Liabilities					
Bonds	129,984		29,020		100,964
Long-term debt	122,136		98,550		23,586
Pension and retirement benefits	98,321		98,002		319
Other reserves	8,740		7,656		1,084
Deposits received	80,663		92,916		(12,253)
Other	19,420		16,273		3,147
Total long-term liabilities	459,266	27.1	342,420	21.4	116,846
TOTAL LIABILITIES	855,346	50.4	747,296	46.8	108,050
MINORITY INTERESTS	66,716	3.9	63,550	4.0	3,166
Common Stock	102,045	6.0	102,045	6.4	—
Additional Paid-In Capital	70,868	4.2	70,868	4.4	—
Revaluation variance for Land	(1,625)	(0.1)	—	—	(1,625)
Retained Earnings	601,118	35.4	588,980	36.9	12,138
Net unrealized holding gains on securities	18,006	1.1	41,870	2.6	(23,864)
Foreign currency translation adjustments	(13,157)	(0.8)	(17,662)	(1.1)	4,505
Total	777,255	45.7	786,103	49.2	(8,848)
Treasury Stock	(176)	(0.0)	(3)	(0.0)	(173)
TOTAL SHAREHOLDERS' EQUITY	777,078	45.7	786,099	49.2	(9,021)
TOTAL LIABILTIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,699,142	100.0	1,596,946	100.0	102,196

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter of 2002		First quarter of 2001		Increase (Decrease)
	Amount	Percentage over sales	Amount	Percentage over sales	Amount
Sales	303,714	100.0	309,391	100.0	(5,677)
Cost of Sales	192,799	63.5	202,128	65.3	(9,329)
Gross Profit	110,915	36.5	107,262	34.7	3,653
Selling, General and Administrative Expenses	107,345	35.3	101,475	32.8	5,870
Operating Income	3,570	1.2	5,786	1.9	(2,216)
Non-operating Income					
Interest income	248		365		(117)
Return on funds in trust	—		1,272		(1,272)
Dividend income	50		168		(118)
Equity in earnings of affiliates	—		32		(32)
Other	1,045		1,022		23
Total	1,343	0.4	2,859	0.9	(1,516)
Non-operating Expenses					
Interest expense	1,674		1,926		(252)
Equity in losses of affiliates	213		—		213
Other	1,111		1,696		(585)
Total	2,999	1.0	3,622	1.2	(623)
Income before special Items and Income Taxes	1,914	0.6	5,023	1.6	(3,109)
Special Income					
Gain on sales of fixed assets	1,358		20		1,338
Reversal of provision for doubtful accounts	144		167		(23)
Total	1,503	0.5	188	0.1	1,315
Special Expenses					
Loss on disposal of fixed assets	649		681		(32)
Loss on sales of fixed assets	69		2		67
Amortization of net transition obligation of accounting standard for employees' severance and retirement benefits	—		4,708		(4,708)
Total	719	0.2	5,392	1.7	(4,673)
Income before Income Taxes and Minority Interests	2,699	0.9	(180)	(0.1)	2,879
Income Taxes (Current)	1,395	0.5	(93)	(0.0)	1,488
Minority Interests	1,542	0.5	1,072	0.3	470
Net Income	(238)	(0.1)	(1,159)	(0.4)	921

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	First quarter of 2002	First quarter of 2001	Increase (Decrease)
Cash flows from operating activities			
Income before income taxes and minority interests	2,699	(180)	2,879
Depreciation	15,749	16,162	(413)
Increase (decrease) in reserves	(2,315)	3,873	(6,188)
Interest and dividend income and return on funds in trust	(298)	(1,805)	1,507
Interest expense	1,674	1,926	(252)
Decrease (increase) in notes and accounts receivable	45,470	31,895	13,575
Increase (decrease) in notes and accounts payable	(13,801)	(4,704)	(9,097)
Increase (decrease) in beer taxes payable	(37,501)	(32,304)	(5,197)
Other	(20,627)	(19,397)	(1,230)
Sub-total	(8,949)	(4,534)	(4,415)
Interest, dividend and return on funds in trust received	528	1,450	(922)
Interest paid	(1,768)	(2,028)	260
Income taxes paid	(16,892)	(16,600)	(292)
Net cash provided by operating activities	(27,081)	(21,713)	(5,368)
Cash flows from investing activities			
Payment for purchases of property, plant and equipment	(12,479)	(15,226)	2,747
Proceeds from sales of property, plant and equipment	1,621	181	1,440
Payment for purchases of investment securities	(104,980)	(6,080)	(98,900)
Proceeds from termination of funds in trust	3,700	20,000	(16,300)
Payment for other investments	(18,935)	(2,387)	(16,548)
Proceeds from return on other investments	5,028	6,855	(1,827)
Net cash used in investing activities	(126,045)	3,341	(129,386)
Cash flows from financing activities			
Decrease in bank loans	68,718	26,370	42,348
Proceeds from issue of bonds	40,000	—	40,000
Cash dividends paid	(4,857)	(4,442)	(415)
Other	(85)	(16)	(69)
Net cash used in financing activities	103,775	21,911	81,864
Effect of exchange rate fluctuation on cash and cash equivalents	190	268	(78)
Net increase (decrease) in cash and cash equivalents	(49,161)	3,807	(52,968)
Cash and cash equivalents at beginning of period	144,331	64,335	79,996
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	(650)	—	(650)
Cash and cash equivalents at end of period	94,519	68,143	26,376

(SEGMENT INFORMATION)

Business Segment Information

(¥ millions)

	First quarter of 2002					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	202,726	68,359	32,628	303,714	—	303,714
2 Intersegment	698	536	17,033	18,268	(18,268)	—
Total sales	203,425	68,896	49,661	321,983	(18,268)	303,714
Operating expenses	203,844	66,299	47,988	318,132	(17,987)	300,144
Operating income	(419)	2,597	1,673	3,851	(280)	3,570

(¥ millions)

	First quarter of 2001					
	Alcoholic beverages	Soft drinks	Other	Total	Elimination/ Unallocation	Consolidated
Sales, operating expenses and operating income						
Sales						
1 Unaffiliated customers	214,671	63,158	31,560	309,391	—	309,391
2 Intersegment	449	294	16,926	17,669	(17,669)	—
Total sales	215,121	63,453	48,486	327,061	(17,669)	309,391
Operating expenses	213,238	61,248	46,616	321,103	(17,498)	303,604
Operating income	1,882	2,204	1,870	5,957	(171)	5,786

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products of sales by segment are as follows;

Sales by segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drink, Other drink
Other	Pharmaceutical products, Engineering, Logistics, Floriculture etc.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Kirin Brewery Company, Limited and Consolidated-Subsidiaries
Years ended December 31, 2001 and 2000

	Millions of yen		Percentage change	Thousands of U.S. dollars[1]
	2001	2000	2001/2000	**2001**
For the year:				
Sales	**¥1,561,879**	¥1,580,825	(1.2)%	**$11,836,900**
Less beer taxes	**461,265**	507,617	(9.1)	**3,495,755**
Net sales	**1,100,614**	1,073,208	2.6	**8,341,144**
Alcoholic beverages[2]	**616,739**	604,265	2.1	**4,674,035**
Soft drinks	**332,951**	318,006	4.7	**2,523,311**
Others	**150,922**	150,936	(0.0)	**1,143,781**
Operating income	**75,065**	94,397	(20.5)	**568,889**
Net income	**23,122**	32,924	(29.8)	**175,233**
At year-end:				
Total assets	**¥1,661,652**	¥1,627,400	2.1%	**$12,593,042**
Total shareholders' equity	**782,902**	768,486	1.9	**5,933,323**
	Yen			U.S. dollars
Net income per share:				
Primary	**¥23.49**	¥33.18	(29.2)%	**$0.17**
Diluted	**23.48**	33.06	(29.0)	**0.17**
Cash dividends per share applicable to the year	**12.00**	12.00	—	**0.09**

Notes: 1. The U.S. dollar amounts in the report are listed for convenience only and have been converted at the rate of ¥131.95=US$1, the rate prevailing on December 31, 2001.
2. The presentation of the former "Beer" segment was changed to "Alcoholic Beverages" in 2001.
3. Yen and U.S. dollar amounts are rounded down to the nearest whole number or decimal.


NET SALES
(¥ Billion)
865.0
894.9
907.2
1,073.2
1,100.6
1997
1998
1999
2000
2001


OPERATING INCOME
(¥ Billion)
63.4
69.7
77.2
94.3
75.0
1997
1998
1999
2000
2001


NET INCOME
(¥ Billion)
25.3
27.0
33.2
32.9
23.1
1997
1998
1999
2000
2001

Message from the President

Conditions remained challenging in our core beer and* happo-shu *business during 2001, the first year of the KG 21 Action Plan. However, our efforts to lay the groundwork for becoming a comprehensive alcoholic beverage company, and to diversify and globalize our operations, are helping to transform Kirin into a corporate group that creates value to enrich the lives of its customers.



PRESIDENT KOICHIRO ARAMAKI

2001 IN REVIEW

During 2001, structural factors that have been impacting the beer and *happo-shu* market in Japan over the past several years remained challenges for Kirin. Consumers are exercising spending restraint due to their economic concerns while at the same time their preferences continue to diversify, resulting in increasing competition in this mature market. As a result, sales volume in Kirin's core domestic beer and *happo-shu* business declined compared to the previous year. However, the success of our efforts under the KG 21 Action Plan to become a comprehensive alcoholic beverage business, including restructuring of our sales organization, was evidenced by our full-fledged entry into the *chu-hi* market with hit product *Kirin Chu-Hi Hyoketsu*.

Sales in the soft drinks, pharmaceutical, and nutrient food & feed businesses increased, although not enough to offset the decrease in sales in the beer and *happo-shu* category. As a result, consolidated sales decreased 1.2 percent year-on-year to ¥1,561.8 billion, while net sales (after beer taxes) increased 2.6 percent to ¥1,100.6 billion. Operating income decreased 20.5 percent year-on-year to ¥75.0 billion due to factors including increased selling, general and administrative (SG&A) expenses, and net income decreased 29.8 percent year-on-year to ¥23.1 billion. Dividends applicable to 2001 totaled ¥12 per share, unchanged from the previous year.

IMPLEMENTATION OF THE KG 21 ACTION PLAN

In 2001, the first year of the three-year KG 21 Action Plan, Kirin made a full-scale shift to Group-based management as it worked to become a corporate group that creates value to enrich the lives of its customers. We restructured our businesses into three areas: Core Businesses, Core-Related Businesses and Diversified Businesses. We reorganized the Kirin Group into business companies and internal business units called "companies," all overseen by Kirin Brewery as a holding company. To evaluate the performance of each company, we introduced an EVA®-based* management system called KVA (Kirin Value Added). These initiatives have served to build a solid operating base for Kirin as a comprehensive alcoholic beverage company.

* EVA is a registered trademark of Stern Stewart & Co.

Building a Comprehensive Alcoholic Beverage Company Centered on the Domestic Beer and *Happo-shu* Business

As the domestic market for beer shrinks, sales of *happo-shu* and premixed cocktails continue to grow. Accordingly, Kirin has expanded its emphasis from individual beverage categories to a role as a comprehensive supplier of alcoholic beverages to best offer the value its customers demand. Specific initiatives in 2001 included the integration of sales divisions with Kirin-Seagram Ltd. to expand and strengthen sales of spirits and wines, and full-scale entry into the growing *chu-hi* market.

Kirin's response to the changing market has been to make vigorous efforts to launch new brands in the high-growth market for premixed cocktails. At the same time, we have been working to improve our market position, including moves to build on the strengths of existing brands. *Kirin Classic Lager*, introduced on a limited basis in selected regions in 2001, rapidly gained strong popularity among customers as an authentic lager, supporting a nationwide rollout in September. *Happo-shu* continued to grow in strategic importance, and it currently accounts for 32 percent of the total beer and *happo-shu* market and about half of all sales to households. Improvements to *Tanrei*, the leading brand in the segment, including a refinement of its flavor and new packaging, supported continued sales growth in 2001. Introduced in July 2001, *Kirin Chu-Hi Hyoketsu* brought together technological and product development capabilities from throughout the Kirin Group to make our first *chu-hi* product launch a solid hit. Furthermore, brand-building efforts and strengthened sales at convenience stores, bars and restaurants helped *Two Dogs* lemon brew post a significant increase in sales.

In the spirits and wines business, Group marketing initiatives following the January 2001 integration of sales divisions with Kirin-Seagram supported steady improvement in results, as Kirin established the infrastructure to carry out consistent marketing strategies. Sales of *Chivas Regal* increased year-on-year, despite a shrinking whisky market. In February 2002, Kirin acquired the global business of the *Four Roses* brand from Diageo of the U.K. and Pernod Ricard of France.

Strengthening Overseas Beer Business

In the overseas beer business, Kirin carried out profit-oriented business strategies with a focus on the Asia/Oceania region. Lion Nathan Ltd. continued to contribute to earnings. In China, sales of *Hai-zhu Beer* grew steadily. Furthermore, in March 2002 Kirin acquired approximately 15 percent of the stock of San Miguel Corporation, which is the largest brewer in the Philippines, with business extending throughout Asia.

Promoting Diversified Businesses

In the pharmaceutical business, Kirin's own sales force throughout Japan expanded its own marketing of mainstay products *ESPO* and *GRAN*. Kirin also launched *Rocaltrol Injection*, a treatment for secondary hyperparathyroidism that is the first drug marketed exclusively through our own sales network. Overseas, joint venture Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd. began full-scale operations at its filling factory for *ESPO* and *GRAN*. Working to enhance our pipeline, Kirin concluded agreements with Genzyme Corporation and Corixa Corporation of the United States for human antibody drugs, and initiated full-scale development in Japan in the field of cell therapy.

In the agribio business, Kirin deployed *Kokochi Kaika* as a unified brand in the flower business to carry out sales promotions. In November, we established Kirin Green & Flower Co., Ltd. to handle sales of plant and flower seeds and seedlings, and potted flowers. These measures strengthened marketing in the domestic flower business. In the potato business, in July Kirin acquired a 71 percent stake in Germicopa S.A. of France, the world's fourth-largest potato breeding and sales company, with the objective of introducing new varieties.

In the nutrient food & feed business, new product *Dried Brewer's Yeast* exceeded sales projections, and in October we expanded our lineup of health foods. In February 2002, Kirin and Takeda Chemical Industries, Ltd. established Takeda-Kirin Foods Corporation, a joint venture that will make the most of both companies' strengths in the field of seasonings and food additives.

A Corporate Group on a Positive Growth Track that Creates Value to Enrich the Lives of Customers

In the midst of the challenging conditions in our core beer and *happo-shu* business, we once again reexamined our corporate activities. The result was the New Kirin Declaration, unveiled in November 2001, which is aimed at placing priority on customers and quality in every aspect of Kirin's operations.

Working toward this goal will strengthen our domestic alcoholic beverage business and advance our development as a comprehensive alcoholic beverage company. It will also help boost the Kirin Group's capabilities and allow us to take better advantage of synergies within the Group. Furthermore, the New Kirin Declaration expresses our commitment to realizing an open, dynamic corporate culture that encourages the generation of new ideas and actions.

We will also implement reforms based on the New Kirin Declaration, and have positioned 2002 as a turning point back toward positive earnings growth. Accordingly, the entire Group will speed up initiatives to exercise leadership as a comprehensive alcoholic beverage company.

A Comprehensive Focus on the Low-Alcohol Market

A core objective is sharpening our ability to generate products that meet customer needs. To this end, we are redefining our view of the low-alcohol market to mean beverages with an alcohol content of less than 10 percent, including beer and *happo-shu*.

In the beer category, we will implement measures to reinforce the uniqueness of each brand, while updating them to offer attractive mainstay brands. In the growing *happo-shu* category, we are working to further boost the competitiveness of *Tanrei* and have introduced two appealing new products to solidify our leading market position. In the *chu-hi* category, we expanded production capacity for *Kirin Chu-hi Hyoketsu* in March 2002, and are moving to become the number one brand in this segment through line extensions and other product development efforts. Furthermore, in the Chinese liquor category, we acquired several major brands in April 2002 with our purchase of Eishogen Co., Ltd., which will enhance our total brand lineup.

In April 2002, we integrated the marketing of spirits, wine and other Kirin-Seagram products into the new Spirits & Wine Department at the head office. While generating new ideas and taking measures to bolster our lineup in the whisky and wine categories, Kirin will also integrate logistics functions, including imports and exports, thus promoting better synergy and efficiency for the Kirin Group as a whole.

Our purchase of an equity stake in San Miguel Corporation, together with our existing stake in Lion Nathan Ltd., will enable the Kirin Group to take a major step forward in the strategic development of its beer business in Asia. In addition, we are enhancing our spirits lineup and portfolio with measures such as our recent acquisition of the global business of the *Four Roses* brand. These moves further strengthen our global foundation for providing a comprehensive lineup of alcoholic beverages.

Strengthening Group Functions and Exploiting Group Synergy

Another key effort is raising the competitiveness of the entire Kirin Group to provide strong support for our vigorous business development. This includes strengthening manufacturing to reinforce the delicious taste and freshness of all our products, with a strong focus on beer and *happo-shu*, as well as promoting a logistics framework driven by market strategies to respond to structural changes in the market. We will also conduct research and development of next-generation fundamental technologies related to core

businesses to bolster our Group strength.

Moreover, in response to increasing social concern regarding food safety and quality, we will shore up the product analysis and evaluation infrastructure throughout the Kirin Group.

Building Diversified Businesses into Growth Drivers

Diversified businesses, which consist of the pharmaceutical, agribio, and nutrient food & feed businesses, will focus on providing products and services that contribute to health and wellbeing. Together with the alcoholic beverage business, each of these businesses will tackle new challenges, backed by the technology of Kirin Brewery.

In the pharmaceutical business, we are conducting world-class research and development in our areas of specialization. Alliances with U.S. companies and research organizations on the leading edge of biopharmaceuticals will play a central role in our new drug development efforts. While providing timely, useful information on core pharmaceutical products such as *ESPO*, *GRAN* and *Rocaltrol Injection*, we will continue to enhance our R&D pipeline.

The agribio business will strengthen its plant breeding capabilities and will consider expanding its domestic and overseas sales network through equity participations and tie-ups. Other initiatives will include extending the product lineup of the *Kokochi Kaika* flower brand, which was launched in 2001, and establishing a sales network and introducing new products in the potato business.

In the nutrient food & feed business, we are enhancing the health foods business in response to increasing consumer interest in healthy, natural foods, and are concentrating on development and marketing of high-value-added products. In addition, we aim to grow our seasonings business into an industry leader, anchored by Takeda-Kirin Foods Corporation, our new joint venture with Takeda Chemical Industries, Ltd.

Improved Ability to Generate Earnings

Along with business development, we will work to improve our earnings structure. One key objective will be to reduce marketing costs in the domestic alcoholic beverage business, which have been rising every year, by at least 10 percent compared to the previous year during 2002. Another objective will be to increase our use of EVA (Economic Value Added) as a performance indicator for the Kirin Group. We also intend to apply EVA-based management throughout the Kirin Group over the next several years. At the same time, we will direct resources toward and make strategic investments in growth areas to create a business structure capable of achieving sales targets and generating steady profits even in tough operating environments.

As we work to meet our targets for 2002, Kirin will continue contributing to society through various activities, including environmental initiatives to reduce greenhouse gases, a campaign to encourage responsible drinking, and sponsorship of Japan's national soccer team and cultural activities.

The underlying theme uniting all the initiatives described above is support for our objective of becoming a leading company in the fields of food and science, based in Asia and Oceania.

While we will place the highest priority on customers and quality, providing long-term returns to investors remains an important goal at Kirin. We plan to make 2002 a turning point for Kirin, as we push forward to build a corporate group that creates solid value for investors and customers. We hope for your continuing support.



April 2002
Koichiro Aramaki
President

Transforming the Kirin Group into a True Challenger

Expand view of market from "beer and happo-shu" to "low-alcohol beverages"


KIRIN ICHIBAN
CAFÉ DE PARIS
FOUR ROSES
CHIVAS REGAL
GOKUNAMA
KIRIN CHU-HI
KENTUCKY STRAIGHT BOURBON WHISKEY

Without a doubt, the Japanese enjoy a good beer. The domestic market of more than 100 million people aged 20 and over is served by four large brewers, and many of the world's major beer brands compete in Japan as well. Yet, with a rising average age and a low birthrate, the Japanese market has matured. At the same time, consumer tastes and drinking styles have diversified. Younger consumers in particular may have a beer after work on Friday, enjoy a glass of wine on Saturday, then sip a cold chu-hi *while watching a Sunday night video. The boundaries separating the segments of the alcoholic beverage market have eroded, with consumer satisfaction across a broad product range growing in importance.*

A Comprehensive Alcoholic Beverage Company



Kirin is at the forefront of the diversifying tastes of its customers. Kirin is evolving from a beer brewer into a comprehensive alcoholic beverage company that has powerful brands in each segment of the low-alcohol beverage market, which Kirin defines as drinks with less than 10 percent alcohol content, including beer and happo-shu. *Our beer brands are perennial favorites. Our* happo-shu *brand leads its segment. Our newly introduced* chu-hi *was a solid hit from its launch. Our spirits, wines, Chinese liquors and other alcoholic beverages can be found in just about any home or establishment in Japan at any given time.*

Note: *Chu-hi* is a carbonated drink with a white spirits base, such as *shochu* or vodka, mixed with juice, tea or other flavors.


(Based on alcohol content)
(%)
100
90
80
70
60
50
40
30
20
10
0
5.9 5.8 6.0 6.2 7.1 7.6 7.8 8.1 6.5 7.7 8.5
12.8 12.1 11.3 11.3 10.0 9.2 8.2 7.9 8.1 7.4 6.8
2.3 2.1 2.1 2.0 2.2 2.6 2.8 3.9 5.2 4.8 4.7
16.2 15.6 16.4 17.6 18.0 19.0 19.9 20.2 20.1 20.8 21.4
25.2 24.9 24.7 24.0 22.1 22.0 20.9 19.8 18.7 18.1 17.3
0.1 1.1 1.7 2.6 5.9 8.3 10.3
37.6 39.4 39.5 38.8 40.5 38.5 38.8 37.4 35.4 32.8 31.1
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000
Beer
Happo-shu
Sake
Shochu
Fruit-based drinks
Whisky, brandy
Other

Changing Composition of the Alcoholic Beverage Market

Product Development That Puts Customers First

The New Kirin Declaration gives voice to our aim to be a leading company in the low-alcohol beverage market, and we are strengthening our domestic participation in this market. Our commitment to the highest levels of customer satisfaction and quality supports our efforts to keep pace with market

change. It is the driving force as we implement programs to strengthen our domestic alcoholic beverage business. First and foremost, we must enjoy the trust and support of customers. We then build on this through new product development that anticipates consumer trends and delivers new value. Product development in turn is driven by cost-effective marketing activities that are based on exhaustive, scientific sampling and analysis, an effort we intend to continue to refine under the New Kirin Declaration. The people responsible for product development then take the lead in coordinating cooperation throughout the Kirin Group, ranging from sales, research and logistics to raw materials and marketing, and then we carefully craft marketing programs that are closely in tune with consumer sensibilities. One successful result of this approach to product development has been the new happo-shu *brand* Gokunama*, launched in February 2002. Building on* Tanrei*, Japan's leading brand of* happo-shu*,* Gokunama *offers a bold new value proposition to consumers by striking a superior balance between flavor, drinkability and price. Advertising and marketing programs are building the* Gokunama *brand around its unique value proposition, and consumer response has been enthusiastic.*



The development of *Kirin Chu-hi Hyoketsu*, which combined the strengths of Kirin Brewery, Kirin-Seagram and Kirin Beverage, exemplifies Kirin's new identity as a comprehensive alcoholic beverage company.



Strengthening Our Sales Organization

To complement our programs aimed at strengthening our ability to make product proposals that delight consumers, we are improving our ability to offer proposals as a comprehensive alcoholic beverage company. Examples include the April 2002 integration of marketing of spirits, wine and other Kirin-Seagram products into the new Spirits & Wine Department at the head office, in addition to the marketing organization restructuring begun in October 2001. This move has strengthened the ability of Kirin's sales organization to respond to the unique needs of particular regions and market segments. With greater clarity in functions and responsibilities comes an improved ability to build new markets based on predicted trends in consumer purchasing, then further strengthen marketing and sales through repeated verification of their effectiveness. Moreover, the implementation of a goals management system and sales support tools is raising Kirin's ability to maintain market leadership by achieving its sales targets. Our overall objective is to maintain or build the number one brand in each category we serve.



Household-Use Premixed Cocktails Market
Scale of the Premixed Cocktails Market
Unit: 1,000 kl
600
550
500
450
400
350
300
250
200
150
100
50
0
1998
1999
2000
2003 (Projected)
Chu-hi
Others
The growth of the household-use premixed cocktails market is primarily due to the increase in sales of chu-hi, while sales of other beverages have remained largely flat.
Breakdown of Premixed Cocktails Sales (2000)
Others 17%
Chu-hi 83%
Kirin estimates

Note: Estimates based on advertising figures from alcoholic beverage companies.

Strengthen Group competitiveness from a global perspective

While strengthening the profitability of domestic operations, Kirin is expanding globally to increase sales and earnings, improving Group synergy and participating in diversified business to support stable, long-term growth.

Building the International Alcoholic Beverage Business

Kirin is both expanding production and sales outside of Japan and using approaches such as equity participation and joint ventures with strong companies to extend its global network. Asia and Oceania represent a market with enormous potential, and Kirin is accelerating its drive to be a leading alcoholic beverage company in this region. In 1996, Kirin entered a joint venture, Zhuhai Kirin President Brewery Co., Ltd., that brews Hai-zhu Beer *and* Ichiban Shibori *for the Chinese market. In 1998, Kirin acquired a significant equity stake in Lion Nathan Ltd., which is now a consolidated subsidiary. Lion Nathan holds a substantial market share in New Zealand and Australia, and it has two production bases in China. In March 2002, Kirin also acquired a 15 percent equity stake in San Miguel Corporation of the Philippines, another of Asia and Oceania's leading brewers with a powerful market position in the Philippine market and strength in other Asian countries as well. These partnerships raise Kirin's sales volume to a total of 5 million kiloliters, and help us build a potent position in Asia and Oceania.*

In February 2002, Kirin acquired the global business rights to the Four Roses *brand, an agreement that adds to our global capabilities in alcoholic beverage markets and supports our drive to provide a comprehensive range of alcoholic beverages. Looking forward, synergy between domestic and overseas alcoholic beverage operations including cross-marketing of brands will be a core theme in optimizing the value of our investments.*

Kirin Group Production Sites in Asia and Oceania


Hong Kong: 2 breweries
Taiwan: 1 brewery
Vietnam: 1 brewery
Philippines: 5 breweries
Indonesia: 1 brewery
New Zealand: 1 brewery
Australia: 6 breweries

○ Kirin Brewery Co., Ltd.
□ Lion Nathan Ltd.
○ San Miguel Corporation

Improving Group Synergy

Another major objective of the New Kirin Declaration is building on intrinsic synergies by strengthening the functions of the Kirin Group. Examples of this strategy in action have included Kirin Chu-hi Hyoketsu, *a major hit product created by melding the product development capabilities of Kirin Brewery, Kirin-Seagram and Kirin Beverage. We are working to enhance synergies in areas outside of product development as well.*

Production operations are being enhanced as we increase the speed and level of product development by combining Group technologies and deepening research and development tie-ups. Kirin is also improving distribution by creating a logistics system that is closely linked to market strategies and can respond efficiently to changes in the structure of particular markets. Group logistics now under development will execute comprehensive planning for Kirin Brewery, Kirin-Seagram, Kirin Beverage and Koiwai Dairy Products, and conduct efficient shipping for each sales channel and type of business.

Next-generation fundamental technologies related to core businesses that will add to the capabilities of the Kirin Group are a key focus of research and development. Moreover, we continue to conduct joint research and development with Group companies to develop new products with enhanced functionality.

The entire Kirin Group is also responding to the concerns of society by adding further rigor to its system for analyzing and evaluating food safety and quality. As a comprehensive alcoholic beverage business, Kirin conducts basic research on beer, and also investigates the issues of alcohol and health. Working to promote the enjoyment of alcoholic beverages, Kirin regularly publishes the findings of research into beer and beer ingredients.



Building Group synergy will support Kirin's efforts to achieve its goal of becoming a leading company in food and science, based in Asia and Oceania.

Accelerating Diversification

Kirin is deploying its technology to strengthen diversified businesses and accelerate their contribution to growth. In the pharmaceutical business, where global, leading-edge research and development in specialized fields is critical, Kirin has enhanced its domestic sales capabilities while aggressively forming alliances with leading U.S. biopharmaceutical companies and research organizations to ensure a full product pipeline. The agribio business has created an international network of 13 operating bases, while also building domestic sales. Kirin has therefore become a leader of the global floriculture industry, and is moving forward with programs to strengthen marketing and develop new varieties in the potato business. In the nutrient food & feed business, Kirin is expanding its presence in the market for health foods, and a new joint venture with Takeda Chemical Industries, Takeda-Kirin Foods Corporation, aims to become the core of an industry-leading group in the seasonings and food additives business.


Area Expansion
Kirin Group Business Development
International Development of Alcoholic Beverage Business
Other Areas
Global rights for Four Roses
European/U.S. markets
The Coca-Cola Bottling Co. of Northern New England
Kirin-Amgen
Medarex
Genzyme
Gemini Science
Kirin Agribio EC
Germicopa
Fides Straathof
Barberet & Blanc
Southern Glass House Produce
Kirin Kunpeng
Jeil-Kirin
Kirin Pharmaceuticals
Kirin Pharmaceuticals (China)
Development and sales rights through licensing agreements with European/U.S. companies
Asia/ Oceania
Equity participation in San Miguel Corp.
Lion Nathan Ltd.
Chinese market
Shanghai Jinjiang Kirin Beverage and Food
Quingdao International Seeds
Japan
Domestic Alcoholic Beverage Business
Low-Alcohol Beverages
Domestic beer and happo-shu business
Kirin Beverage Corporation
Kinki Coca-Cola Bottling
Koiwai Dairy Products
Nagano Tomato
Yonekyu Corporation
Joint marketing with Sankyo
Human antibody, Cell therapy
Kirin Green & Flower
Japan Potato
Tokita Seed
Takeda-Kirin Foods
Kirin-Asupro
Marinenet
Kirin Feed
Alcoholic Beverage Business
Soft Drinks Business
Food Business
Pharmaceutical Business
Agribio Business
Nutrient Food & Feed Business
Business Expansion

Kirin at a Glance

(As of April 1, 2002)


¥1,100.6 billion
Alcoholic Beverages 56.0%
Soft Drinks 30.3%
Others 13.7%

2001 NET SALES BY BUSINESS SEGMENT

Core Businesses

The nucleus of the Kirin Group, core businesses work to further improve competitiveness and corporate value through cooperation and synergy in common areas, such as customers, marketing and technology.

Alcoholic Beverages

Areas of Business/2001 Highlights:
Nationwide integration of Kirin-Seagram sales divisions into Kirin Brewery in January 2001 strengthened Kirin's comprehensive alcoholic beverage business. A product renewal helped *Tanrei* maintain its overwhelming lead in the growing *happo-shu* market. The regional popularity of *Kirin Classic Lager* led to a nationwide launch, while marketing strategies for core beer brands *Kirin Lager* and *Ichiban Shibori* worked to strengthen brand identity.

Kirin Chu-hi Hyoketsu was a solid hit product, with more than 250 million 250ml cans sold from its July 2001 launch to April 2002. Sales of *Two Dogs* lemon brew continued to grow. *Chivas Regal* sales gained strength in a shrinking whisky market. In 2002, Kirin acquired the global business of the *Four Roses* bourbon brand and made an equity participation in San Miguel Corporation, the largest brewer in the Philippines.

Main Brands:
Beer: *Kirin Lager, Kirin Classic Lager, Lager Special Light, Ichiban Shibori, Ichiban Shibori Black, Beer Shokunin, Heartland, Kirin Stout, Akiaji*
Happo-shu: *Tanrei, Tanrei Green Label, Gokunama*
Chu-hi: *Kirin Chu-hi Hyoketsu*
Lemon brew: *Two Dogs*
Spirits and wines: *Chivas Regal* scotch, *Four Roses* bourbon, *Boston Club* whisky, *Evermore* whisky, *Martell* cognac, *Tanrei* shaohsing wine, *Raymond* wine, *Café de Paris* vin mousseux

Kirin Group Companies:
Heineken Japan K.K.* / Kirin Brewery of America LLC / Kirin Europe GmbH / Lion Nathan Ltd./ Zhuhai Kirin President Brewery Co., Ltd./ Taiwan Kirin Company, Ltd. San Miguel Corporation / Kirin-Seagram Ltd.* / Raymond Vineyard and Cellar, Inc. / Eishogen Co., Ltd.

Soft Drinks

Areas of Business/2001 Highlights:
Product lineups were expanded and new smaller sizes introduced for mainstay brands *Gogono-kocha* and *Fire*. In the unsweetened tea category, sales of core product *Namacha* continued to grow strongly, while new *Kikicha* was a hit, with shipments of 13 million cases. Sales in China through a local joint venture rose steadily. Restructuring of the branch office organization began, and vending machine operations in part of western Japan were consigned to a subsidiary, supporting improved efficiency.

Main Brands:
Gogono-kocha ("afternoon tea"), *Fire, Namacha, Kikicha, Supli, Amino Supli, Kirin Chibi Lemon, Kiriri, Tropicana 100% Juice, Alkaline-ion no Mizu* mineral water, *Kiriri Su-Na Orange, Nihoncha Genmai, Rakuda*

Kirin Group Companies:
Kirin Beverage Corporation / Kinki Coca-Cola Bottling Co., Ltd.* / Hokkaido Kirin Beverage Corporation / The Coca-Cola Bottling Company of Northern New England, Inc. / Shanghai Jinjiang Kirin Beverage and Food Co., Ltd.

Food

Areas of Business/2001 Highlights:
The wide range of products supplied by Kirin Group companies includes dairy products from Koiwai Dairy Products Co., Ltd., tomato products from Nagano Tomato Co., Ltd. and processed meats from Yonekyu Corporation.

Main Brands:
Koiwai Milk, Koiwai Pure Butter, Makiba Milk, Tsubu-Tsubu Yasai Ketchup, Gotemba Kogen hams and sausages

Kirin Group Companies:
Koiwai Dairy Products Co., Ltd.* / Nagano Tomato Co., Ltd. / Yonekyu Corporation*

Core-Related Businesses

Core-related businesses provide support and services that complement the operations of core businesses to promote overall Group productivity and raise efficiency.

Engineering

Areas of Business/ 2001 Highlights:
Technologies developed by Kirin Brewery are provided to both Kirin Group companies and external customers. Core products include plant engineering and maintenance services, environmental management assistance and advanced inspection systems.

Kirin Group Companies:
Kirin Engineering Co., Ltd. / Kirin Techno-System Corp.

Logistics

Areas of Business/ 2001 Highlights:
Kirin's nationwide logistics system is closely linked to Group marketing strategies to support closer ties with chain stores and mass merchandisers. Consolidation of Group logistics companies into a single company has significantly raised efficiency.

Kirin Group Company:
Kirin Logistics Co., Ltd.

Restaurants

Areas of Business/ 2001 Highlights:
Kirin's 97 restaurants offer a broad array of dining experiences, from *Kirin City* German-style pubs and *Café & Bar Two Dogs* to unique beer halls that offer original cuisine and draft beer on tap.

Main Brands:
Kirin City, Shakey's Pizza Parlor, Café & Bar Two Dogs

Kirin Group Companies:
Kirin Dining Co., Ltd. / Kirin City Co., Ltd.

Diversified Businesses

Aiming at different customer groups and operating in different markets than those of core businesses, diversified businesses expand the value and synergy of the Kirin Group.

Pharmaceuticals

Areas of Business/2001 Highlights:
Sales of core products *ESPO* and *GRAN* expanded during the first full year of nationwide marketing by Kirin's own sales force. The introduction of *Rocaltrol Injection* expands Kirin's product portfolio in the field of renal diseases. A series of alliances during 2001 supported further growth of the cell therapy and human antibody businesses. Full-scale operation of a filling plant for EPO and G-CSF in Shanghai bolstered overseas operations.

Main Brands:
ESPO (hormone regulating red blood cell production), *GRAN* (agent stimulating white blood cell production), *Rocaltrol Injection* (treatment for secondary hyperparathyroidism)

Kirin Group Companies:
Kirin-Amgen, Inc.* / Gemini Science, Inc. / Jeil-Kirin Pharmaceutical Inc. / Kirin Pharmaceuticals Co., Ltd. / Kirin Pharmaceuticals (China) Co., Ltd. / Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.

Agribio

Areas of Business/2001 Highlights:
A world leader in floriculture, Kirin took over the production and breeding activities of Merite Breeding in 2001. In Japan, Kirin introduced a new umbrella brand, *Kokochi Kaika*, and bolstered domestic marketing with a new subsidiary. Potatoes are becoming another key business, with the acquisition of Germicopa S.A., a major overseas breeding and sales company, set to support further growth.

Main Brands:
Chrysanthemums, Carnations, Petunias and others

Kirin Group Companies:
Kirin Green & Flower Co., Ltd. / Flower Gate, Inc.* / Tokita Seed Co., Ltd.* / Verde Co., Ltd.* / Wintech, Inc. / Japan Potato Corp. / Twyford International, Inc. / Qingdao International Seeds Co., Ltd.* / Kirin Agribio EC B.V. / Fides Straathof Holding B.V. / Southern Glass House Produce Ltd. / Barberet & Blanc, S.A. / Germicopa S.A.

Nutrient Food & Feed

Areas of Business/2001 Highlights:
Main products include dietary supplements, foodstuffs and feed. *Dried Brewer's Yeast* made a big hit as a diet aid. In October 2001, the dietary supplement product lineup was reorganized under the supervision of Kirin quality control. An announcement was released in December of a new joint venture in the seasonings and foodstuffs sector, which began operations in April 2002. In the aquaculture feed sector, marketing and production capacity were expanded.

Main Brands:
Germinated barley foodstuff (*GBF*), brewer's yeast, RNA, high-moleculated chitosan, Chlorella (*Kirin Chlorella 5.5*), yeast extract, food-coating agent (*Yeast Wrap*), mushroom-growing medium, Special Health Food for Specified Health Use (*Kirin Cholestemin*)

Kirin Group Companies:
Kirin-Asupro Corporation / Kirin-Asupro Sales Corporation / Takeda-Kirin Foods Corporation / Cosmo Foods Co., Ltd.* / Marinenet Co., Ltd.* / Kirin Feed Limited

Others

Areas of Business/2001 Highlights:
Services, provided primarily to Kirin Group companies, include communications, leasing, international trading, travel and financing.

Kirin Group Companies:
Kirin Sports Club, Inc. / Kirin Plaza, Inc. / Kamakura Kaihin Hotel Co., Ltd. / Indústria Agrícola Tozan Ltda. / Yokohama Arena Co., Ltd. / Tsurumi Warehouse Co., Ltd. / Japan Travel Marketing Consultants Inc. / Kirin International Trading Inc. / Yokohama Akarenga Co., Ltd.

Real Estate

Areas of Business/ 2001 Highlights:
Kirin's development, construction and management activities on former brewery sites and business facilities include office buildings, amusement parks and a hotel.

Kirin Group Companies:
Kirin Building Management Co., Ltd. / Kirin Hotels Development Co., Ltd. / Kirin Garden Community Co., Ltd.

Others

KYC, Inc. / Kirin Australia Pty. Ltd. / Kirin Echo Co., Ltd.

Other Businesses

Kirin Group Companies:
Kirin Lease Co., Ltd. / Kirin Business System Co., Ltd. / Kirin & Communications Co., Ltd.

No mark: Consolidated subsidiary
* Affiliate accounted for by the equity method

Alcoholic Beverage Business


CLASSIC
LAGER BEER
KIRIN BEER
秋味
淡麗
麒麟

Kirin Lager | *Kirin Classic Lager* | *Ichiban Shibori* | *Akiaji* | *Ichiban Shibori Black* | *Heartland* | *Tanrei (happo-shu)* | *Tanrei Green Label (happo-shu)*


SALES OF BEER
(after beer taxes)*
(¥ Billion)
530.1
530.6
523.9
604.2
616.7
1997
1998
1999
2000
2001**

* Includes sales of *happo-shu* (low malt liquor).
** Segment changed to Alcoholic Beverages in 2001.

In 2001, Kirin carried out a number of concrete initiatives to bolster its operating base as a comprehensive alcoholic beverage company. The nationwide integration of the sales divisions of Kirin-Seagram into Kirin Brewery in January 2001 strengthened and expanded sales of spirits and wines. In addition, the Company made its full-fledged entry into the growing *chu-hi* market.

BEER AND *HAPPO-SHU*

2001 Initiatives and Results

As uncertainty about Japan's economic future continued to inhibit consumer spending, the trend in consumer purchasing patterns from beer to *happo-shu* products gained further momentum. Demand for beer shrank for the fifth consecutive year. However, sales of *happo-shu* expanded 42 percent year-on-year, and it accounted for 31 percent of the total beer and *happo-shu* market in 2001, compared to 22 percent in 2000. Moreover, *happo-shu* now accounts for nearly half of the household market.

Kirin has responded effectively to its changing markets, maintaining market leadership by successfully satisfying emerging consumer preferences. In the domestic market, Kirin's *happo-shu* sales volume rose 6.3 percent, while beer sales volume decreased 12.3 percent, in line with the decrease for the beer market as a whole. As a result, overall domestic beer and *happo-shu* sales volume decreased 6.6 percent to 2,547 thousand kiloliters. Including sales of consolidated subsidiary Lion Nathan Ltd., total beer and *happo-shu* sales volume for the year decreased 6.2 percent to 3,626 thousand kiloliters. Total sales before beer taxes decreased 7.6 percent to ¥1,026.9 billion

Since its introduction in 1998, core *happo-shu* brand *Tanrei* has maintained an overwhelming lead in its product category, with a market share of 40 percent, because of broad customer support for its balance of price and taste. New packaging and flavor enhancements during 2001 further reinforced *Tanrei's* appeal, resulting in a continued increase in sales despite 13 competing entries in the *happo-shu* market during the year. Seasonal *happo-shu* products *Kirin Tokonatsu* and *Shiro Kirin*, introduced to meet diversifying customer needs, were also well received by consumers.

Kirin also worked to increase the brand power of its core beer brands *Kirin Lager* and *Ichiban Shibori*. Efforts to update *Kirin Lager* were carefully designed to maintain


Low-Alcohol* Market Size by Category
Unit: 1,000 kl
7,403
7,491
7,541
7,619
7,652
7,685
7,724
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002 (Est.)
2003 (Est.)
2004 (Est.)

Beer *Happo-shu* *Chu-hi* Other   Numbers represent annual totals, based on Kirin's estimates.

* Kirin defines the low-alcohol beverage market as drinks with less than 10 percent alcohol content, including beer and *happo-shu*.



Gokunama (happo-shu)



Kirin Chu-hi Hyoketsu



Two Dogs

Sales Channel Structure

Regional headquarters and sales offices take responsibility for sales of core beer and *happo-shu* products in managing product flow through the sales channel.


Wholesaler
Regional Sales & Marketing Division & Regional Head Office (Branch)
Wholesale Distributor
Retail Outlet
Bars & Restaurants
Individual Consumers
Regional Business Division
Overseas Beer Company
Plant
Shipping Center
Product flow
Shipment flow
Order flow

its value as a genuine lager. In addition, *Kirin Classic Lager*, a new product aimed at broadening the appeal of lager, was initially introduced on a limited basis in selected regions. Based on its strong popularity as an authentic, full-bodied beer, sales were expanded nationwide in September 2001. For *Ichiban Shibori*, the popular advertising campaign featuring seasonal foods continued in 2001, and Kirin generated increased sales of kegged beer.

2002 Issues and Objectives

Additional renewals of the ingredients and packaging of *Tanrei* are expected to further strengthen the brand and solidify its market lead. *Tanrei Green Label*, an extension of the *Tanrei* brand, and *Gokunama* will extend our *happo-shu* portfolio by offering consumers flavor and value.

Initiatives for *Kirin Lager* will continue to reinforce its position as an authentic beer, while working to promote bar and restaurant sales of *Kirin Classic Lager*. Kirin will continue to link *Ichiban Shibori* with foods in season in solidifying its image as the quintessential draft beer. In addition, the new *Kirin Tarunama Senyo Server* will allow consumers to enjoy delicious draft beer at home. Sales promotions will include in-store merchandising and gift campaigns linked to advertising.

KIRIN CHU-HI HYOKETSU AND TWO DOGS

2001 Initiatives and Results

Kirin made its full-fledged entry into the *chu-hi* market with the launch of *Kirin Chu-hi Hyoketsu* in July 2001. This product, developed by combining the strengths of Kirin Brewery, Kirin-Seagram and Kirin Beverage, exemplifies Kirin's approach to being a comprehensive alcoholic beverage company. Cumulative sales had surpassed 250 million 250ml cans by April 2002, making it a solid hit from its launch. Sales of *Two Dogs*, the world's first low-alcohol brew fermented from natural lemon, continued to gain momentum during 2001.


Cumulative Sales of *Kirin Chu-hi Hyoketsu*
(Millions of 250ml Cans)
300
250
200
150
100
50
0
April 2002 250 million
March 2002 200 million
January 2002 150 million
October 2001 100 million
August 2001 50 million
2001
2002
July Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May

Based on Kirin's shipments since the product launch in July 2001.

KIRIN CHU-HI HYOKETSU REACTIVATES THE CHU-HI SEGMENT

Kirin Chu-hi Hyoketsu created a whole new image for chu-hi with its fresh, rich aroma and natural taste. Unlike ordinary drinks made from concentrate, Kirin Chu-hi Hyoketsu is made using 100 percent fruit juice that is freshly pressed and frozen without heating. The result is clear, unadulterated juice with a crisp, refreshing flavor.

Kirin Chu-hi Hyoketsu contains vodka made at Kirin-Seagram's Gotemba Plant using an original technology that removes all harsh flavors for easy drinkability. Even the unique new package design, on which a cut diamond pattern appears when the tab is opened, adds an exciting new dimension to conventional chu-hi containers. The aluminum can is the first of its kind in Japan, and was made possible by the efforts of the Research Laboratories for Packaging at the Yokohama Brewery.


LION RED
OPEN


San Miguel
Pale Pilsen

San Miguel Pale Pilsen (San Miguel Corporation)


Steinlager

Steinlager (Lion Nathan)


XXXX
BITTER

Castlemaine XXXX Bitter (Lion Nathan)


LION RED
BEER

Lion Red Beer (Lion Nathan)



Hai-zhu Beer (Zhuhai Kirin President Brewery)

The World's Top Beer Brewers

Rank	Name	Country	Sales Volume (1,000kl)	Year-on-year Change
1	Anheuser-Busch	U.S.A.	14,230	2.8%
2	Heineken	Netherlands	9,790	7.7
3	Interbrew	Belgium	8,760	5.9
4	AmBev	Brazil	6,480	6.9
5	South African	South Africa	6,210	8.3
6	Miller	U.S.A.	5,200	(3.6)
7	Carlsberg	Denmark	3,980	7.6
8	Scottish & Newcourage	U.K.	3,660	(0.8)
9	Grupo Modelo	Mexico	3,660	6.1
10	Kirin	Japan	3,270	(3.8)
12	Asahi	Japan	2,560	0.5
(Ref.)	Sapporo	Japan	1,060	(1.3)
(Ref.)	Suntory	Japan	730	11.5

Notes:
1. Sales volume is for Jan.-Dec. 2000.
2. Capital participations are included as holdings for each company.
3. Scottish & Newcourage acquired Kronenbourg in 2001, and is expected to rise in rank to number 7.
4. Suntory and Sapporo sales volume is based on domestic taxable volume.

2002 Issues and Objectives

The *chu-hi* market, which expanded more than 20 percent in 2001, is expected to grow another 37 percent in 2002. Kirin's objectives are to leverage its ability to offer new alternatives that meet customer needs and build the brand image of *Kirin Chu-hi Hyoketsu* in order to make it the top brand in its category. In addition to a new can design and the introduction of an orange flavor alongside lemon and grapefruit, production has been expanded to meet the strong demand.

OVERSEAS BEER OPERATIONS

2001 Initiatives and Results

Kirin is building its international beer business, primarily in the Asia/Oceania region, with a strong focus on profitability. Lion Nathan Ltd., the leading brewer in Oceania, increased volume, sales and profit over the previous year. In China, sales of *Ichiban Shibori*, which Kirin is marketing mainly in the Shanghai area, were down from the previous year, but sales of *Hai-zhu Beer* have been growing steadily. In Europe and the United States, solid results were driven by sales of beer in kegs.

2002 Issues and Objectives

In March 2002, Kirin made an equity participation in San Miguel Corporation of the Philippines. In addition to a share of some 90 percent of its domestic beer market, San Miguel's business extends widely throughout Asia, including China, Vietnam and Indonesia. Complementing Kirin's joint venture in Guangdong Province, China and its investment in Lion Nathan, the equity participation in San Miguel Corporation will provide Kirin with a powerful base and bolster its business foundation in the Asia/Oceania region.

Vigorous efforts to expand marketing will include strengthening Kirin's operating base in China and Taiwan, and strong support for *Ichiban Shibori* in Shanghai. While continuing to secure stable profits in its beer business, Lion Nathan will branch out into related areas such as wines, and build a framework for cooperation with San Miguel Corporation. In the steadily growing markets of Europe and the United States, Kirin plans to increase sales using its existing marketing operations. Kirin will continue to seek out opportunities to build operations in Asia and Oceania through equity participation and strategic alliances.

SPIRITS AND WINES

2001 Initiatives and Results

The sprits and wines business plays a crucial role in Kirin's development as a comprehensive alcoholic beverage company. During 2001, while contraction continued in the overall domestic whisky market, the nationwide integration of Kirin's sales divisions with Kirin-Seagram



EQUITY PARTICIPATION IN SAN MIGUEL CORPORATION

San Miguel Corporation was established in the Philippines in 1890, and today is a general beverage and food manufacturer with approximately 30,000 employees. It has a share of about 90 percent of the beer market in the Philippines, as well as the fourth largest share of the beer and [illegible] market in Asia and Oceania. In tandem with the acquisition of an equity stake of about 15 percent in San Miguel in March 2002, Kirin [illegible] management [illegible] with the company [illegible] Kirin's [illegible] the steadily growing Southeast Asian market.





Boston Club whisky | *Chivas Regal* scotch whisky | *Evermore 2002* whisky | *Four Roses* bourbon | *Martell* cognac | *Monterey* wine | *Raymond* wine | *Café de Paris* vin mousseux | *Shin Lu Chu* Chinese liquor | *Lao Chu* Chinese liquor | *Tanrei* shaohsing wine

strengthened Kirin Group marketing, as well as its ability to offer comprehensive proposals.

Kirin's main imported whisky, *Chivas Regal*, benefited from the effects of the sales integration as well as expansion of sales to the mass retail sector for household use and the bar and restaurant sector. As a result, sales increased 5.4 percent over the previous year and it solidified its position as Japan's top scotch whisky. Sales of *Four Roses* declined slightly, but turned upward during the second half. In domestic whisky sales, a membership Web site for mainstay product *Boston Club* was launched in April 2001, and attracted more than 100,000 members. This initiative, coupled with a consumer campaign, helped revive sales. In addition, the 2001 batch of premium whisky *Evermore*, the flagship product of the Fuji-Gotemba distillery, helped to continue the brand's steady market penetration in the bar and restaurant sector.

Wine sales declined, reflecting a change in the brand lineup and other factors. However, Kirin greatly expanded its selection of popularly priced wines in the ¥1,000 range, which contributed to increased shipments to the household market and to bars and restaurants. Shipments of *Beaujolais Nouveau* were three times higher than in the previous year.

Sales of *Café De Paris* vin mousseux grew 60 percent year-on-year, supported by the addition of a grapefruit-flavored wine to the fruit series.

2002 Issues and Objectives

Moving to strengthen its spirits business, in February 2002 Kirin acquired the global business of the *Four Roses* brand from Diageo of the U.K. and Pernod Ricard of France. By acquiring intellectual properties, manufacturing rights including production facilities, and sales rights, Kirin aims to further build this brand and strengthen its position in the comprehensive alcoholic beverage business.

Initiatives to further build a base in the comprehensive alcoholic beverage business and expand Kirin's brand portfolio will continue during 2002. As of April 1, 2002, Kirin integrated the marketing of spirits, wines and other Kirin-Seagram products into the new Spirits & Wine Department at the head office to strengthen operations and improve Kirin's ability to make proposals that cross traditional product category boundaries. Also, in April 2002 Kirin acquired the stock of Eishogen Co., Ltd., thus obtaining several major Chinese liquor brands and a production facility.



KIRIN ACQUIRES GLOBAL BUSINESS OF *FOUR ROSES*

In February 2002, Kirin acquired the worldwide business of the Four Roses brand of Kentucky bourbon from Diageo of the U.K. and Pernod Ricard of France. A company has been established as a subsidiary of Kirin Holdings in the United States to handle the rights to Four Roses, including a distillery. Acquisition of this major bourbon brand will strengthen Kirin's spirits business.

Four Roses is a Kentucky straight bourbon with a hearty bouquet and mild taste that is a leading brand familiar to consumers around the world. Besides Japan, it is also sold in France, Spain and other countries throughout the world.



Soft Drinks Business



Fire | Gogono-Kocha ("afternoon tea") | Namacha | Kikicha | Kiriri | Nihoncha Genmai | Rakuda | Tropicana 100% Juice | Coca-Cola | Qoo | Georgia


SALES OF SOFT DRINKS
(¥ Billion)
263.5
276.5
280.6
318.0
332.9
1997
1998
1999
2000
2001

2001 Initiatives and Results

Kirin's soft drinks business is primarily handled by Kirin Beverage Corporation, which offers a wide range of high-quality products. In 2001, the downturn in consumer spending continued in Japan's soft drink industry, so that despite successive new product introductions by all companies and a hot summer, total demand increased only marginally from the previous year.

A core theme during the year at Kirin Beverage was aggressive marketing activities. Popular campaigns garnered strong support, while product lineups were expanded, particularly for key brands *Gogono-kocha* ("afternoon tea"), *Fire* coffee and *Namacha* green tea. *Namacha* generated substantial sales gains, and new product *Kikicha* made a strong debut. As a result, sales volume for the soft drinks business reached 187.0 million cases, an increase of 5.7 percent, while net sales rose 4.7 percent to ¥332.9 billion.

The continued strong growth of *Namacha*, a hit product since its introduction in 2000, reflects consumer support of its authentic green tea flavor, and new *Kikicha* likewise offers a fragrance and flavor previously unavailable in canned and bottled oolong tea products. A new type of bottle-can for *Kikicha* designed to look like porcelain also helped generate interest, resulting in a solid hit, with first-year sales volume of 13 million cases. New line extensions and the introduction of smaller PET bottles for *Gogono-kocha* and *Fire* generated both interest and demand. In particular, new *Super Fire Stone Wash* struck a chord among regular canned coffee drinkers,



KIKICHA A HIT AS A "LUXURY" OOLONG TEA

Launched in 2001, Kikicha *presents oolong tea as a luxurious, high-class beverage, turning the common Japanese image of the beverage on its head. Its novelty and delicious taste made* Kikicha *another hit product following the success of* Namacha.

The current popularity of unsweetened teas is focusing attention on the etiquette and style of drinking Chinese tea. Kikicha *offers the authentic flavor and fragrance of oolong tea as enjoyed in a Chinese tea shop, an option previously unavailable among canned and bottled teas in Japan. The product is sold in a bottle-can designed to look like a fine porcelain container, reinforcing its refined, elegant image.*

supporting solid results. Sales were also strong in China, where operations are conducted through a local joint venture, with *Gogono-kocha* becoming a resounding hit following its launch in Shanghai.

In marketing, initial steps to restructure the branch office organization aimed to create a more flexible response to changing markets and expanded regional chain store coverage. Moreover, vending machine operations in parts of western Japan were transferred to a wholly owned subsidiary, Kinki Vending Services, following a similar approach in the Tokyo region that increased the efficiency of vending machine operations.

Increased output of products in smaller PET bottles was instrumental in lowering costs. As a result of a companywide effort to improve quality management, the head office of Kirin Beverage, and the Shonan and Maizuru factories obtained ISO 9001 (2000) certification of their quality management systems.

2002 Issues and Objectives

Kirin Beverage will continue to work to increase customer satisfaction by offering superior services and a high-quality lineup of appealing products, centered on its four core brands. Comprehensive, detailed marketing for *Namacha* will aim to expand the circle of fans of its authentic flavor, and secure leadership in the rapidly growing unsweetened tea category. *Nihoncha Genmai*, which offers authentic flavor in a brown rice-based tea designed to appeal to the Japanese palate, will be one of a number of new product launches that aim to generate interest and appeal through innovation.

Efforts will also focus on further improving marketing and efficiency at Kinki Coca-Cola Bottling Co., Ltd., which offers a strong lineup of products ranging from *Coca-Cola* to popular teas and coffee drinks in the Osaka-Hyogo-Kyoto metropolitan area.



Core Businesses

Food Business


HERB&TOMATO SAUCE
HAMBURG

Products from Koiwai Dairy Products, Nagano Tomato and Yonekyu Corporation complement Kirin's core product lineups for greater Group synergy.

Koiwai Dairy Products Co., Ltd., Nagano Tomato Co., Ltd. and Yonekyu Corporation are responsible for Kirin's food business.

For more than 110 years, Koiwai Dairy Products has been a trusted supplier of dairy products in Japan. During 2001, Koiwai Dairy Products maintained its emphasis on improving product development and marketing to expand its presence in the premium foods category. Consumers are increasingly health conscious, which supported sales of a line of yogurt products made with the company's proprietary technology, as well as its established milk and butter brands.

Nagano Tomato was the first company in Japan to sell ketchup without artificial coloring in 1959. Building on its strengths as a food processor, Nagano Tomato conducts proposal-based product development efforts that include the cultivation of improved tomato varieties in cooperation with contract growers. A stronger beverage division has been an ongoing area of concentration for Nagano Tomato, with resulting new products including ultra-fresh tomato juice and fruit and vegetable juices that contain no additives.

Yonekyu Corporation works to distinguish its processed meat and side dish products on the basis of quality and originality. The company also operates some 200 bar-restaurants in the Tokyo metropolitan area. Future plans include development of cross-merchandising with Kirin Brewery.

Core-Related Businesses





Kirin provides the engineering expertise it has accumulated to outside customers as well as Group companies.



Consolidation of logistics operations into a single company in 2000 has promoted greater efficiency.



Customers can enjoy draft beer in relaxed, comfortable settings at each of Kirin's various restaurants.



Plans for development of the site of the former Hiroshima Brewery include a large-scale commercial complex scheduled for completion in 2004.

Engineering

Kirin's engineering operations encompass plant engineering, inspection systems and equipment maintenance.

Two subsidiaries are responsible for the majority of Kirin's engineering business. Kirin Engineering Co., Ltd. supplies a wide range of plant engineering services, including factory design, construction and management consulting, for alcoholic beverage, soft drink and food production plants. Customers include both Kirin Group companies and third-party clients. Services in the field of environment-related efforts such as waste reduction and the acquisition of HAACP and ISO 14001 have also become a significant product offering. In addition, Kirin Engineering is a specialized, efficient provider of plant engineering and maintenance functions.

Kirin Techno-System Corp. produces advanced inspection systems that incorporate original high-speed image processing technologies. Customers include domestic and international bottle, beer, food and pharmaceutical manufacturers and beverage bottlers.

Logistics

Kirin's logistics business focuses on the operation of a nationwide distribution system closely linked to Group marketing strategies. This system has supported the efficient implementation of Kirin's area marketing strategy and closer ties with chain stores and mass merchandisers.

Kirin Logistics Co., Ltd., formed in January 2000 through the merger of seven logistics subsidiaries, is responsible for planning, management, proposals and sales. Kirin Group regional companies and cooperating companies carry out business closely tailored to the region, each with a specialized function. Kirin Logistics supports both the Kirin Group and external clients.

Restaurants

Kirin's restaurant business comprises 97 establishments, including 74 that are directly operated by Kirin City Co., Ltd. and Kirin Dining Co., Ltd., as well as 23 franchised chain restaurants.

Kirin's restaurants offer customers a diverse array of dining experiences. *Kirin City* is a chain of German-style pubs, while a distinctive chain of beer halls specializes in original cuisine and draft beer on tap. *Shakey's* restaurants, a chain with 400 locations around the world, provide pizza and other Italian dishes. *Café & Bar Two Dogs* offers a relaxed spot to enjoy *Two Dogs* lemon brew and other Kirin products. Each of these restaurants offers patrons a unique character that distinguishes it from other establishments, and takes pride in its scrupulous concern for delicious food and safety in its menus and service.

Real Estate

Kirin's real estate operations involve developing, building and managing office and commercial buildings, condominiums and hotels on idle land at breweries and business facilities, as well as carrying out large-scale development of former brewery sites.

At the site of the former Hiroshima Brewery, development is underway of a large-scale commercial complex to be named Kirin Beer Park Hiroshima, which is scheduled to open in 2004.

Pharmaceutical Business



2001 Initiatives and Results

Kirin's pharmaceutical business spans all stages from R&D to production and marketing, with a focus on renal diseases, cancer (including hematopoietic diseases), and immune/allergic diseases.

Results in 2001 benefited from being the first full year of Kirin's own nationwide marketing of mainstay products *ESPO* (EPO), a genetically engineered hormone that regulates red blood cell production for treatment of renal anemia, and *GRAN* (G-CSF), an agent that stimulates white blood cell production in patients following chemotherapy and blood stem cell transplantation. In addition, in June 2001 Kirin launched *Rocaltrol Injection*, a treatment for secondary hyperpara-thyroidism that became the first pharmaceutical product marketed exclusively through its own network. As a result, consolidated net sales of pharmaceuticals surpassed projections, increasing 5.0 percent to ¥49.0 billion.

Kirin continued to make progress in developing candidates in its product pipeline during 2001. In the field of renal diseases, development is now under way on KRN 321 (NESP), the second generation of *ESPO*, which is expected to improve hospital productivity by reducing the number of dosages, and the lower number of injections required will reduce the burden on patients. Kirin submitted an application for manufacturing approval for PB-94, a hyperphosphatemia agent being jointly developed with Chugai Pharmaceutical Co., Ltd. In addition, KRN 1493, an agent that treats secondary hyperparathyroidism by acting on calcium receptors, was moved up to Phase II.

Kirin's programs in cell therapy and human antibodies are important for increasing candidates in the pipeline. To develop the cell therapy business, Kirin plans to obtain approval for AM 9802 as therapeutic equipment in Japan. Kirin has a number of cell therapy products undergoing or before clinical trials, including APC 8015 for the treatment of prostate cancer and APC 8020 for the treatment of multiple myeloma.

Kirin has also obtained the exclusive rights to the use, development and marketing of the Allogeneic Cellular Immune Therapy (ACIT) technology of U.S. company Cerus Corporation in 23 countries and regions in Asia and Oceania. Development of this technology is expected to further advance Kirin's cell therapy business.

In the human antibody business, Kirin plans to use its original production technology (TC Mouse ™ technology) as a driving force. Kirin's technology for producing human antibodies is already patented in Japan and other countries, and patents are pending in the United States and European and Asian countries. During 2001, Medarex, Inc. and Kirin increased the number of users of mice that produce fully human antibodies by developing novel mice. Also in 2001, Kirin entered into new agreements with Genzyme Corporation of the United States for joint research and development of cancer antibodies, and with Corixa Corporation of the United States for research and development of a human antibody using Kirin's mouse technology.


ロカルトロール注1
Rocaltrol INJECTION
ロカルトロール注0.5
Rocaltrol INJECTION

LAUNCH OF *ROCALTROL INJECTION* IN JAPAN

Rocaltrol Injection, which was launched in June 2001, is a treatment for secondary hyperparathyroidism, a common complication in patients undergoing dialysis. Kirin acquired the domestic marketing rights for this product from Nippon Roche, which developed it. *Rocaltrol Injection* is the first pharmaceutical to be marketed exclusively through Kirin's own sales force.

Secondary hyperparathyroidism is one of the major complications affecting the estimated 200,000 hemodialysis patients in Japan. Decreased levels of activated vitamin D_3 and calcium due to deteriorating kidney functions lead to a buildup of phosphorus. This causes increased secretion of the proparathyroid hormone, resulting in bone fractures and bone pain. *Rocaltrol Injection* is an activated vitamin D_3 preparation that compensates for deficiencies in activated vitamin D_3 brought on by hyperparathyroidism.

Current Therapeutic Candidates

(As of December 31, 2001)

FIELD	COMPOUND	INDICATIONS	STAGE OF DEVELOPMENT
Cancer (including hematopoietic diseases)	**KRN 9000** (TPO)	• Thrombocytopenia	Phase I/II (Kirin-Amgen joint venture)
	KRN 7000	• Cancer	Phase I (Europe)
	KRN 5500	• Colon cancer	Phase I (U.S.A.)
	APC 8015	• Prostate cancer	Clinical trials
	APC 8020	• Multiple myeloma	Preparation for clinical trials
	AM 9802	• CD 34 positive cell separation	Clinical trials
	KRN 316 (INS 316)	• Aid of diagnosis of lung cancer	Pre-clinical studies
	KRN 246 (Busulfex injection)	• Conditioning regimen for hematopoietic stem cell transplantation	Preparation for clinical trials
	KRN 633	• Cancer, inhibitor for angiopoiesis	Pre-clinical studies
Renal diseases	**PB-94**	• Hyperphosphatemia	Application filed
	KRN 321 (NESP)	• Renal anemia	Phase I (Kirin-Amgen joint venture)
	KRN 1493	• Hyperparathyroidism	Phase II
Immune/allergic diseases	**Human antibody**		Basic research

Moreover, Kirin announced a research collaboration with Hematech, LLC to develop a novel TransChromo™ bovine. Through active alliances such as these, Kirin is carrying out leading-edge research and development.

In November 2001, the Pharmaceutical Division was reorganized to improve its focus on cell therapy and human antibodies, with the aim of supporting the future growth of the pharmaceutical business.

Overseas, Kirin conducts its pharmaceutical business primarily through subsidiaries in China, South Korea and Taiwan. In 2001, Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd., a subsidiary in Shanghai, began full-scale operation of a filling plant for EPO and G-CSF, and fortified its marketing capabilities in the intensely competitive Chinese market.

2002 Issues and Objectives

Goals for the pharmaceutical business in the KG 21 Action Plan include expanding sales of *ESPO* and *GRAN* in the domestic market by strengthening Kirin's own sales force.

Kirin will continue to strengthen information activities for *ESPO*, *GRAN* and *Rocaltrol Injection*. A staff of 340 medical representatives (MRs) enables Kirin to provide high-quality scientific information to physicians and pharmacists, as well as to develop products with a better grasp of market information and needs. MRs also work closely with the entire Pharmaceutical Division to strengthen customer support.

Another KG 21 Action Plan objective is to increase to 10 the number of development candidates in its core fields undergoing phase II clinical trials or at a later stage. To achieve this goal, Kirin will actively develop its products in the pipeline such as APC 8015 and KRN 246, which is a conditioning regimen for hematopoietic stem cell transplantation.

Business Model of Pharmaceutical Business



Extension of interface with customers
Create new value
Services/Informatics/Systems
Expand business in dialysis-related fields
Expand business in cancer-related fields
Open new frontiers in cell therapy, human antibody, GBF, etc.
Pharmaceuticals
ESPO
Rocaltrol Injection
PB-94
KRN 1493
KRN 321, etc.
GRAN
TPO
KRN 7000
KRN 316, etc.
Future frontiers
Current frontiers
Renal Diseases
Cancer
Immune/Allergic Diseases
Extension of target diseases and indications

Worldwide Network of Alliances

(As of December 31, 2001)

PARTNER	AREA OF ALLIANCE
Amgen Inc.	EPO, G-CSF, NESP, etc.
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.	EPO, G-CSF
Jeil Pharmaceutical Co., Ltd.	G-CSF, cell therapy equipment, etc.
Sankyo Co., Ltd.	EPO, G-CSF
Nippon Roche Co., Ltd.	*Rocaltrol Injection*
Medarex, Inc.	Human antibody-producing mouse
AmCell Corporation	Cell therapy equipment (*CliniMACS*)
Dendreon Corporation	Cell therapy
Genzyme Corporation	Human antibodies
Hyseq Pharmaceuticals, Inc.	Proteins
Corixa Corporation	Human antibodies
Chugai Pharmaceutical Co., Ltd.	PB-94
NPS Pharmaceuticals, Inc.	KRN 1493
Inspire Pharmaceuticals, Inc.	KRN 316
Orphan Medical, Inc.	KRN 246 (Busulfex injection)
Cerus Corporation	ACIT
Hematech, LLC	Human polyclonal antibodies
La Jolla Institute for Allergy and Immunology	Allergy and immunology
IDEC Pharmaceuticals Corporation	Protein expression

Agribio Business


ここち開花
by KIRIN

Kokochi Kaika is Kirin's new umbrella brand in the domestic floriculture business.



Carnation



Kirin Mum



Cynthia potatoes

2001 Initiatives and Results

The agribio business uses its broad domestic and overseas network to carry out floriculture, flower trading and the potato business.

During 2001, Kirin strengthened its domestic operating base for floriculture. Kirin launched a new umbrella brand in the domestic floriculture business, *Kokochi Kaika,* and enhanced marketing in ways such as increasing communication with consumers by creating an original website. Kirin also established Kirin Green & Flower Co., Ltd. to handle seeds, young plants and pot flowers in the domestic market.

Overseas, Kirin's network of 13 operating bases in the breeding, cutting production and sales, and flower trading businesses makes the most of the synergies between the Group companies. Operations outside Japan generate approximately 70 percent of total Group sales in these businesses. Agribio business net sales, on a consolidated basis, totaled ¥12.9 billion in 2001. *(The total scale of business of the Agribio group, including all operating companies around the world, amounts to ¥25.0 billion.)*

In 2001, Fides Straathof Holding B.V. took over the production and breeding activities of Merite Breeding of the Netherlands, which specializes in geraniums.

Kirin also develops its own varieties of chrysanthemums, carnations and bedding plant varieties including petunias and kalanchoe. A representative variety of petunia, *Wave,* secured a 60 percent global market share in 2001, and continues to be the world's best-selling brand of creeping-type petunia. The newly introduced *Lavender Wave* and *Tidal Wave Silver* each won prizes at major floriculture competitions in the United States and Europe.

In the potato business, Kirin was the world's first company to successfully conduct experimental cultivation of a small seed potato called a microtuber. In July 2001, Kirin acquired a 71 percent stake in Germicopa S.A., a potato breeding and sales company in France ranked fourth in the world, as part of a program of steady development in this business. In Japan, Japan Potato Corp. has introduced *Cynthia,* a promising new variety developed by Germicopa.

2002 Issues and Objectives

In 2002, Kirin will continue working to achieve global leadership in the mainstream floriculture business by promoting development of original varieties, and will further strengthen its domestic and overseas flower trading business.



Lavender Wave



Tidal Wave Silver

Nutrient Food & Feed Business


乾燥ビール酵母
KIRIN
AminoPerfect
ウコン粒
アガリクス

Kirin's lineup of dietary supplement products has been reorganized under the slogan "reasonably priced health foods produced by quality-oriented Kirin."

2001 Initiatives and Results

The Nutrient Food & Feed Division has developed and commercialized natural nutritious foods and feed for humans and animals by employing chemistry and biochemistry as basic technologies. The division's main lines of business are dietary supplements, seasonings and fishery feed. Consolidated net sales for 2001 increased 46.7 percent to ¥10.8 billion, due primarily to the reorganization of the dietary supplement lineup and introduction of new products. *(Group sales of the entire nutrient food & feed business totaled ¥16.7 billion.)*

In the Dietary Supplement sector, Kirin revamped existing products for lifestyle-related diseases and introduced new ones. *Dried Brewer's Yeast* made a big hit as a diet aid. Germinated Barley Foodstuff (*GBF*) was introduced as Japan's first individual evaluation-type diet for ulcerative colitis patients. *Kirin Chlorella 5.5*, containing the world's highest-quality chlorophyll developed using Kirin's original breeding and culturing technologies, was listed in the *Guinness World Book of Records*. Overall, Kirin provides a wide range of dietary supplement products under the slogan of "reasonably priced health foods produced by quality-oriented Kirin," and has been expanding sales in conjunction with subsidiary companies Kirin-Asupro Corporation and Kirin-Asupro Sales Corporation.

In the Seasonings & Foodstuffs sector, affiliate company Cosmo Foods Co., Ltd. has expanded the *Kochou* series of yeast extract products and added a new meaty flavored yeast extract called the *KY* series to its product lineup. Kirin and Takeda Chemical Industries, Ltd. jointly established Takeda-Kirin Foods Corporation, which started operations in April 2002, to conduct food business mainly in the field of seasonings and food additives.

In the Aquaculture Feed sector, Kirin added former feed sales company Nihon Fine Foods Co., Ltd. (now called Kirin Feed Limited) to the scope of consolidation in February 2001. While strengthening marketing, Kirin also doubled the production capacity of manufacturing company Marinenet Co., Ltd.

2002 Issues and Objectives

In 2002, Kirin will focus on the consolidation of Kirin-Asupro Corporation and Kirin-Asupro Sales Corporation to respond to increasing consumer interest in healthy, natural products by strengthening its health food business and developing and marketing products with high added value. In February 2002, Kirin launched *Kirin Cholestemin*, a Special Health Food for Specified Health Use, which will benefit consumers who have a high serum cholesterol level. Takeda-Kirin Foods Corporation began operation in April 2002 and intends to become a leader in the seasoning industry by making full use of Kirin's rich experience in making brewer's yeast and Takeda Chemical's high-level product development, manufacturing and marketing capabilities.



TAKEDA-KIRIN FOODS CORPORATION BEGINS OPERATIONS IN APRIL 2002

Kirin and Takeda Chemical Industries have established a joint venture, Takeda-Kirin Foods Corporation, which began operations in April 2002, to conduct food business mainly in the field of seasonings and food additives. Kirin's expertise in brewer's yeast, combined with Takeda's strength in development, technology and marketing, position the new company to become a comprehensive, global leader in the seasonings market. Takeda-Kirin Foods will begin by emphasizing food additives and ingredients for the processed food and food service markets, and plans to make a full-fledged expansion into the household market in the future. The aggressive development of new functional foods is another objective.

Support for Cultural Activities and Social Responsibility

KIRIN Loves Sports.

KIRIN WORLD CHALLENGE 2002

Sports and Culture

Kirin has long supported Japan's representative sports teams and cultural events as part of its corporate philosophy of contributing to the health, enjoyment and comfort of people around the world.

For more than 20 years, Kirin has supported Japan's national soccer team. During 2001, Kirin Brewery, Kirin Beverage, and Kirin-Seagram extended their contract as official sponsors of Japan's national soccer team through March 2007. With soccer's World Cup set to take place in 2002, we provide extensive support for soccer, including sponsorship of Japan's national teams and spectator events. Kirin has also assisted the Japan Basketball League since 1996, and supported Japan's national basketball team.

Kirin's sponsorship of artistic and cultural events and activities includes the Kirin Art Award, which helps young artists achieve recognition and develop their talents. Since 1985, the Company has also sponsored the Kirin New Year's Concert, which has become an established classical music event.

Kirin's longstanding support for Japan's representative soccer team includes the 23rd Kirin Cup Soccer, which took place in 2002.



© J. LEAGUE PHOTOS Kirin Challenge Cup 2002 Japan vs. Ukraine

Environmental Protection

Kirin promotes environmental protection in all aspects of operations, and continuously works to innovate and improve the environmental performance of the entire Group. All breweries and the head office have received ISO 14001 certification for their environmental management systems. Environmental accounting has been extended from all breweries to include the head office, branch offices and research laboratories. Kirin is also the first company in Japan's beer industry to implement environmental management indicators linked to performance and financial indicators, and during 2001, Kirin invested ¥830 million in environmental protection. The Group also carries out continuing environmental protection efforts such as reduction of greenhouse gas emissions.

Corporate Citizenship

As a business group involved in the sale and distribution of alcoholic beverages, Kirin recognizes its responsibility to maintain ongoing programs that promote responsible drinking. Activities include the production and distribution of a free guide to responsible drinking, "The ABCs of Drinking and Health," an educational video, "Minors and Alcohol," and a CD-ROM, "Drinking and Health," and other materials, primarily to schools and healthcare institutions nationwide.

In addition, the United Nations University Kirin Fellowship supports research into solving food supply problems in developing countries, primarily in Asia. Moreover, the Kirin Welfare Foundation provides support in the areas of welfare for the disabled and the elderly, and promoting the healthy development of young people.



Support for afforestation projects centers on areas where Kirin's breweries are located, to help ensure a constant supply of pure water.

Consolidated Six-Year Summary of Selected Financial Data

Kirin Brewery Company, Limited and Consolidated Subsidiaries

	Years ended December 31,					
	2001	2000	1999	1998	1997	1996
	Millions of yen					
For the year:						
Beer shipments (kiloliters)[1]	**3,625,739**	3,863,770	2,940,570	2,926,710	2,914,518	3,236,705
Sales	**¥1,561,879**	¥1,580,825	¥1,451,520	¥1,477,288	¥1,505,074	¥1,596,356
Less beer taxes	**461,265**	507,617	544,270	582,362	640,046	714,199
Net sales	**1,100,614**	1,073,208	907,250	894,926	865,028	882,157
Alcoholic beverages [2]	**616,739**	604,265	523,926	530,636	530,124	580,442
Soft drinks	**332,951**	318,006	280,610	276,534	263,550	242,047
Others	**150,922**	150,936	102,714	87,755	71,354	59,668
Cost of sales	**538,642**	513,384	433,359	453,421	457,000	462,129
Gross profit	**561,972**	559,823	473,891	441,504	408,028	420,028
Selling, general and administrative expenses	**486,907**	465,425	396,649	371,735	344,548	345,226
Operating income	**75,065**	94,397	77,241	69,768	63,480	74,802
Income before income taxes and minority interests	**57,134**	71,245	69,349	60,415	59,701	73,803
Net income	**23,122**	32,924	33,245	27,058	25,391	34,387
At year-end:						
Total assets	**¥1,661,652**	¥1,627,400	¥1,430,021	¥1,443,179	¥1,451,955	¥1,525,120
Bonds	**87,400**	27,612	—	—	—	—
Long-term debt	**74,511**	92,370	26,957	22,306	14,034	18,624
Total shareholders' equity	**782,902**	768,486	725,942	735,196	754,888	744,105
	Yen					
Net income per share:						
Primary	**¥ 23.49**	¥ 33.18	¥ 32.57	¥ 25.93	¥ 24.12	¥ 32.67
Diluted	**23.48**	33.06	32.51	25.83	24.09	32.13
Shareholders' equity per share applicable to the year	**795.29**	780.58	724.15	715.54	717.25	707.01
Value indicators:						
Liquidity ratios:						
Debt/equity ratio (times) [3]	**0.24**	0.19	0.05	0.06	0.04	0.11
Interest coverage ratio (times) [4]	**8.1**	11.6	29.5	24.1	18.4	14.7
Investment indicators:						
Price/earnings ratio (times) [5]	**39.9**	30.9	33.1	55.7	39.4	35.5
Price/book value (times) [6]	**1.2**	1.3	1.5	2.0	1.3	1.6
Dividends and payout ratio:						
Dividends per share (¥)	**12.00**	12.00	12.00	12.00	12.00	14.00
Payout ratio (%)	**51.1**	36.3	36.9	46.5	49.8	43.6
Return indicators:						
Return on assets (%) [7]	**1.4**	2.2	2.3	1.9	1.7	2.3
Return on equity (%) [8]	**3.0**	4.4	4.6	3.6	3.4	4.7
Turnover ratios:						
Asset turnover (times) [9]	**0.95**	1.03	1.01	1.02	1.01	1.06
Inventory turnover (times) [10]	**24.3**	27.7	28.7	28.4	27.3	29.1

1 Includes shipments of *happo-shu* (low malt liquor)
2 The presentation of the former "Beer" segment was changed to "Alcoholic Beverages" in 2001.
3 Debt = Short-term bank loans and current maturities of long-term debt + Bonds + Long-term debt
4 Interest coverage ratio = (Operating income + Interest and dividend income)/Interest expense
5 PER = Year-end share price/Net income per share (diluted)
6 PBR = Year-end share price/Shareholders' equity per share
7 ROA = Net income/Average total assets
8 ROE = Net income/Average total shareholders' equity
9 Asset turnover = Sales / Average total assets
10 Inventory turnover = Sales / Average inventories

The Japanese economy slipped further into recession during 2001, as corporate profits deteriorated and the employment picture worsened. Continued stagnation in consumer spending, deflation, and a rising number of corporate bankruptcies, combined with the effects of terrorist attacks in the United States, made it impossible to confidently predict when recovery will begin.

In the Japanese beer and *happo-shu* market, against the backdrop of the prolonged economic slump and the diversification of consumer preferences, demand for *happo-shu* continued to expand strongly. At the same time, demand for beer declined, resulting in total demand that was nearly level with the previous year. In the market for spirits and wine, weakness in the beverage market due to the recession led to a considerable year-on-year decline in total demand for whisky and wine. Meanwhile, demand for premixed cocktails such as *chu-hi* continued to exhibit robust growth. The soft drink market was also affected by the prolonged slump in consumer spending, which limited growth to a slight increase over the previous year. In the pharmaceutical industry, sales in the domestic market were lackluster.

Under these conditions, the Kirin Group worked to realize its goal of being a corporate group that uses its businesses, centered on the alcoholic beverage business, to create value to enrich the lives of its customers. These efforts were based on the policies of the KG 21 Action Plan, the three-year management plan started in 2001.

Sales in the soft drinks, pharmaceutical, and nutrient food & feed businesses increased, although not enough to offset the decrease in sales in the beer and *happo-shu* category. As a result, consolidated sales decreased 1.2 percent year-on-year to ¥1,561.8 billion, while net sales (after beer taxes) increased 2.6 percent to ¥1,100.6 billion. Operating income decreased 20.5 percent year-on-year to ¥75.0 billion due to factors including increased selling, general and administrative (SG&A) expenses, and net income decreased 29.8 percent year-on-year to ¥23.1 billion.

During 2001, the number of consolidated subsidiaries was increased by a net 20 companies from 241 to 261. In addition, effective January 1, 2001, the Company adopted new accounting standards for employees' pension and retirement benefits, securities and foreign currency translation.

Sales by Business Segment

Kirin Group sales are divided into three business segments: alcoholic beverages, soft drinks and others. Alcoholic beverages is the largest segment, accounting for 56.0 percent of consolidated net sales and 58.5 percent of operating income.

NET SALES BY BUSINESS SEGMENT
(¥ Billion)

☐ Alcoholic Beverages*
☐ Soft Drinks
☐ Others

* The presentation of the former "Beer" segment was changed to "Alcoholic Beverages" in 2001.


1,200
1,000
800
600
400
200
0
1997
1998
1999
2000
2001

Alcoholic Beverages

In accordance with the Kirin Group's strategic focus on its comprehensive alcoholic beverage business, the presentation of the former Beer segment (which included *happo-shu*) has been changed to Alcoholic Beverages as of 2001. In January 2001, the marketing division of Kirin-Seagram Ltd., an affiliated company accounted for using the equity method, was integrated into Kirin Brewery Company, Limited, and consequently the Alcoholic Beverages segment includes sales of spirits, wine and other alcoholic beverages.

Total sales for the new Alcoholic Beverages segment were ¥1,078.0 billion, a decrease of 3.0 percent compared with sales in the previous beer segment for 2000. Net sales in this segment were ¥616.7 billion, an increase of 2.1 percent over comparable year-earlier results, as *happo-shu* accounted for a greater proportion of sales, which caused beer taxes payable to decrease.

In 2001, despite increased *happo-shu* sales, total shipments of beer and *happo-shu* decreased 6.2 percent to 3,625,739 kiloliters due to lower overall consumption and a shift toward other low-alcohol beverages in tandem with the diversification of consumer preferences. However, *Kirin Chu-hi Hyoketsu*, a new hit product in the growing low-alcohol market*, contributed strongly to sales of ¥51.0 billion for alcoholic beverages other than beer and *happo-shu*, which are newly included in the segment. The integration of the sales division of Kirin-Seagram during the year also supported results, as did improved performance at Lion Nathan Ltd.

* Kirin defines the low-alcohol beverage market as drinks with less than 10 percent alcohol content, including beer and *happo-shu*.

BEER SHIPMENTS*

(Thousands of Kiloliters)

* Includes shipments of *happo-shu* (low malt liquor).


4,000
3,000
2,000
1,000
0
1997
1998
1999
2000
2001

Soft Drinks

Sales for the Soft Drinks segment, handled primarily by subsidiary Kirin Beverage Corporation, increased 4.7 percent to ¥332.9 billion, due largely to the continued substantial growth in sales of *Namacha* and new hit product *Kikicha*.

Others

Sales for the Others segment, which includes the pharmaceutical, agribio and nutrient food & feed businesses, among others, remained essentially unchanged at ¥150.9 billion.

Sales of the pharmaceutical business increased 5.0 percent to ¥49.0 billion. Kirin aggressively implemented its own marketing throughout Japan of mainstay products *ESPO* and *GRAN*. In addition, Kirin began exclusive marketing in Japan of *Rocaltrol Injection*, a treatment for secondary hyperparathyroidism, in June. These factors supported sales growth despite the decrease in drug reimbursement prices during the year.

Sales of the agribio business decreased 15.7 percent to ¥12.9 billion. Kirin deployed *Kokochi Kaika* as a unified brand in the flower business to carry out active sales promotions. In November, Kirin Green & Flower Co., Ltd. was established to handle sales of plant seeds and seedlings, flower seeds and seedlings, and potted flowers. These and other measures strengthened marketing in the domestic flower business.

Sales of the nutrient food & feed business increased 46.7 percent to ¥10.8 billion. In the dietary supplement sector, Kirin increased its capital participation in Kirin-Asupro Sales Corporation and added it to the scope of consolidation, and reorganized its product lineup. In the seasonings and foodstuffs sector, Kirin reached a basic agreement with Takeda Chemical Industries, Ltd. on the February 2002 establishment of a joint venture, Takeda-Kirin Foods Corporation, which began operations in April 2002.

Operating Income

Operating income decreased 20.5 percent to ¥75.0 billion. Despite a decrease in personnel expenses, SG&A expenses increased 4.6 percent to ¥486.9 billion, mainly because of increased promotional expenses necessitated by the competitive conditions of the beer, *happo-shu* and soft drinks markets. In addition, R&D expenses increased 9.8 percent to ¥22.8 billion, reflecting factors including increased research in pharmaceuticals and enhanced product development efforts.

Non-operating Income and Expenses

Non-operating expenses, net, totaled ¥5.7 billion, compared to non-operating expenses, net, of ¥1.3 billion for the previous year. Non-operating income decreased 25.8 percent year-on-year. The total of interest income, return on funds in trust and dividend income decreased 40.6 percent to ¥4.0 billion due primarily to continued low interest rates in Japan. In addition, Kirin did not record recovery of investment in marketable securities, which totaled ¥2.9 billion for the previous year, although equity in earnings of affiliates more than tripled to ¥1.8 billion. Non-operating expenses increased 2.1 percent year-on-year. Interest expense increased 11.6 percent, or ¥1.0 billion, to ¥9.7 billion due to issuance of bonds during the year and the inclusion of the interest obligations of newly consolidated Lion Nathan Ltd. subsidiaries. As a result, Kirin incurred net interest expense of ¥5.6 billion, compared to net interest expense of

OPERATING INCOME

(¥ Billion)



100
75
50
25
0
1997
1998
1999
2000
2001

OPERATING INCOME BY BUSINESS SEGMENT (¥ Billion)

	2001	2000	1999	% change 2001/2000	% change 2000/1999
Alcoholic Beverages*	**46.4**	64.8	58.1	(28.4)	11.5
Soft Drinks	**17.1**	17.8	14.0	(4.0)	27.3
Others	**15.8**	16.9	12.1	(6.4)	39.7

* The presentation of the former "Beer" segment was changed to "Alcoholic Beverages" in 2001.

R&D EXPENSES / PERCENTAGE OF NET SALES

☐ R&D Expenses (left scale)

— Percentage of Net Sales (right scale)



(¥ Billion)
25
20
15
10
5
0
(%)
2.5
2.0
1.5
1.0
0.5
0
1997
1998
1999
2000
2001

RATIO OF COST OF SALES, SG&A EXPENSES AND OPERATING INCOME TO NET SALES

(%)

☐ Cost of Sales

☐ Selling, General and Administrative (SG&A) Expenses

☐ Operating Income



100
75
50
25
0
1997
1998
1999
2000
2001

¥1.8 billion for the previous year.

Special Income and Expenses

Special income increased 2.5 times to ¥23.9 billion. Gain on sales on fixed assets decreased compared to the previous year. However, Kirin recorded a gain of ¥9.9 billion on sales of marketable securities, and a gain of ¥4.5 billion on the establishment of a trust for employees' pension and retirement benefits in connection with the lump-sum amortization in 2001 of the net transition obligation resulting from the application of accounting standards for employees' severance and retirement benefits. In addition, the sale by Lion Nathan Ltd. of its equity interest in Montana Group (NZ) Limited resulted in a ¥6.3 billion gain on sales of affiliates.

Special expenses increased 15.2 percent to ¥36.1 billion. The absence of restructuring charges recorded in 2000 and a significant decrease in write-down of fixed assets of foreign subsidiaries and affiliates, primarily Lion Nathan Ltd., offset losses on devaluation of investment in securities and golf club membership that resulted from the implementation of fair value accounting standards during 2001. Moreover, new accounting standards resulted in amortization of the entire net transition obligation of pension and retirement benefits totaling ¥18.8 billion.

Net Income

Income before income taxes and minority interests decreased 19.8 percent to ¥57.1 billion. Income taxes decreased 19.9 percent to ¥29.5 billion. Minority interests nearly tripled to ¥4.5 billion. As a result, net income decreased 29.8 percent to ¥23.1 billion. Fully diluted net income per share decreased to ¥23.48 from ¥33.06 for the previous year.

NET INCOME AND NET INCOME PER SHARE



(¥ Billion)
(¥)
40
30
20
10
0
40
30
20
10
0
1997
1998
1999
2000
2001

☐ Net Income (left scale)
— Net Income Per Share (right scale)

Dividends

At Kirin, providing appropriate returns to shareholders is a top management priority. While giving due consideration to matters such as strengthening the quality of management and business development, Kirin believes that providing stable dividends is an important means of supporting shareholder interests. Accordingly, cash dividends per share applicable to 2001 were unchanged at ¥12.00.

Key themes for deploying capital internally to strengthen Kirin's operating base include plant renewal projects, investment in alcoholic beverage production assets and investment in Kirin's other businesses.

LIQUIDITY AND FINANCIAL POSITION

Cash Flow

Net cash provided by operating activities decreased 24.1 percent to ¥71.1 billion. Operating cash flow, defined as the sum of net income and depreciation and amortization, totaled ¥96.7 billion, compared with ¥104.9 billion in the previous year. In addition to reflecting the impact of reduced income before income taxes and minority interests, the decrease in net cash provided by operations was largely the result of changes in current assets, including increases in notes and accounts receivable and inventories, and a decrease in deposits received.

Net cash used in investing activities totaled ¥12.1 billion, compared to ¥69.0 billion for the previous year. Absent the effect of new consolidation of subsidiaries in 2000, payments for purchases of property, plant and equipment and intangible assets decreased 23.9 percent to ¥71.4 billion. Kirin Brewery's share totaled ¥44.2 billion, or 61.9 percent, with investments centered on expansion of production and plant renewal projects. These capital expenditures were approximately equal to net cash provided by operating activities, which was supplemented by net proceeds from sales and redemption of marketable securities and consolidated subsidiaries' common stock, and by proceeds from dissolution of funds in trust. Free cash flow, defined as net cash provided by operating activities less net cash used in investing activities, more than doubled to ¥59.0 billion.

Net cash provided by financing activities totaled ¥20.8 billion; in the previous year, financing activities used net cash of ¥43.6 billion. During 2001, Kirin sharply reduced repurchases of shares of outstanding Company stock. On March 28, 2002, the shareholders of the Company approved the repurchase of a maximum of 30 million shares or ¥30,000 million of outstanding shares of the Company by the close of the next scheduled annual general meeting of shareholders. During 2002, management will therefore consider changes in the operating environment and the efficacy of such repurchase in raising the efficiency of the Company's financial structure and per-share returns to shareholders in deciding to retire additional shares outstanding.

Concurrently, Kirin accessed external funding resources in

preparation for payment in 2002 for the acquisition of approximately 15 percent of the shares of San Miguel Corporation, the establishment of Takeda-Kirin Foods Corporation, the acquisition of the *Four Roses* brand and other capital requirements. As a result, Kirin recorded a net increase of ¥79.9 billion in cash and cash equivalents, which totaled ¥144.3 billion at the end of the year.

CASH FLOW HIGHLIGHTS (¥ Billion)

	2001	2000	1999
Net cash provided by operating activities	**71.1**	93.7	83.7
Net cash used in investing activities	**(12.1)**	(69.0)	(79.4)
Net cash provided by (used in) financing activities	**20.8**	(43.6)	(50.3)
Effect of exchange rate fluctuation on cash and cash equivalents	**0.09**	0.69	0.01
Net change in cash and cash equivalents	**79.9**	(18.3)	(45.9)

FREE CASH FLOW AND CASH FLOW PER SHARE (CFPS)

☐ Free Cash Flow (left scale)
☐ CFPS (right scale)

Free cash flow = Net cash provided by operating activities – Net cash used in investing activities
CFPS = Operating cash flow*/Number of outstanding shares
* Operating cash flow = Net income + Depreciation and Amortization


(¥ Billion)
60
50
40
30
20
10
0
(¥)
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
-13.6

Assets, Liabilities and Shareholders' Equity

Total assets increased 2.1 percent to ¥1,661.6 billion over the previous year-end. Return on average total assets decreased to 1.4 percent from 2.2 percent for 2000 as a result of the decrease in net income.

Current assets decreased 5.2 percent from the previous year-end to ¥552.9 billion. Cash increased by ¥92.9 billion due to the issue of bonds during the year. The implementation of new accounting standards for financial instruments, however, resulted in a substantial reclassification of marketable securities as investments and other assets. As a result, at January 1, 2001 securities in current assets decreased by ¥112.3 billion, and investment securities under investments and other assets increased by the same amount.

Fixed assets increased by ¥103.4 billion. Investments in securities increased by ¥121.1 billion, due to the effect of the reclassification of marketable securities discussed above and revaluation gains resulting from the implementation of fair value accounting. Deferred income taxes decreased by ¥5.5 billion.

Current liabilities decreased ¥9.3 billion to ¥441.6 billion. Working capital decreased to ¥111.3 billion from ¥132.5 billion a year earlier, reflecting the effect of new accounting standards for marketable securities on current assets. The current ratio was 1.25 times, compared to 1.29 times at the previous year-end.

Total liabilities increased ¥34.1 billion from the previous year-end to ¥815.5 billion. Primary factors included the issuance of ¥70.0 billion in bonds and an increase in the reserve for pension and retirement benefits.

Shareholders' equity increased ¥14.4 billion to ¥782.9 billion. The net effect of the implementation of new accounting standards covering classification of revaluation reserve for land, net unrealized holding gains on securities and foreign currency translation adjustments was a ¥1.4 billion increase in total shareholders' equity. Total capital, the sum of short-term bank loans, bonds, long-term debt, and shareholders' equity, stood at ¥970.9 billion, of which shareholders' equity represented 80.6 percent. Return on average total shareholders' equity was 3.0 percent, compared to 4.4 percent in 2000, because of the decrease in net income. The shareholders' equity ratio, defined as the ratio of shareholders' equity to total assets, stood at 47.1 percent, compared to 47.2 percent a year earlier.

BALANCE SHEET HIGHLIGHTS (¥ Billion)

	2001	2000	1999	% change 2001/2000	% change 2000/1999
Current assets	**552.9**	583.6	541.4	(5.2)	7.8
Property, plant and equipment	**597.5**	605.1	513.9	(1.2)	17.7
Intangible fixed assets	**125.3**	129.9	29.8	(3.5)	335.0
Investments and other assets	**385.7**	270.1	323.5	42.8	(16.5)
Liabilities	**815.5**	781.3	668.0	4.4	17.0
Minority interests	**63.1**	77.5	36.0	(18.5)	115.3
Shareholders' equity	**782.9**	768.4	725.9	1.9	5.9

Based on the KG 21 Action Plan, Kirin Brewery implemented an Economic Value Added (EVA) evaluation system during 2001 as one means of allocating capital efficiently to each business and increasing return on capital. In the future, the Company intends to apply EVA-based management throughout the Kirin Group.

As customer needs further diversify, the erosion of borders between different alcoholic beverage categories is expected to accelerate. In such a business environment, the Kirin Group, guided by the KG 21 Action Plan, will focus on bolstering collaboration among Group companies and implementing measures to increase its value by strengthening profitability as a corporate group centered on its comprehensive alcoholic beverage business. In carrying out these efforts, Kirin will return to its fundamental emphasis on customers and quality. Conducting corporate activities from the viewpoint of customers will enable the Kirin Group to win their support and confidence.

In the alcoholic beverage business, Kirin will promote further collaboration among Group companies and actively generate new product ideas to meet customer needs in the market for low-alcohol beverages. Other efforts will include strengthening main brands primarily targeting the restaurant market. In the *happo-shu* segment, where further growth is projected, new products will be introduced to enhance the product lineup.

In its overseas beer business, Kirin will continue to promote profit-oriented business strategies, with a regional focus on Asia and Oceania, and will work aggressively to solidify its business infrastructure by seeking out new bases of operation.

Kirin will also expand and strengthen the production network for *Kirin Chu-Hi Hyoketsu*, and will add a new flavor besides the popular lemon and grapefruit flavors to maintain the interest of customers. In the spirits and wines segment, measures will include boosting the proposal capabilities of sales divisions and expanding business by concentrating on main products.

In the soft drinks business, Kirin will continue to expand its product lineup by adding new products that will complement key brands. Other efforts will include promoting rational, efficient business operations, primarily through expansion of production facilities and reform of the distribution system, to create an operating structure that can secure steady profits.

In other businesses, for the pharmaceutical business, Kirin will work to enhance its drug development pipeline, further increase the efficiency of pharmaceutical development and manufacturing, and strengthen sales both in Japan and overseas. In the agribio business, the Company will focus on shoring up its product lineup. In the nutrient food & feed business, a key focus will be establishing a firm business foundation, particularly in the seasonings business.

Kirin will also carry out environmental initiatives such as reducing emissions of greenhouse gases, and will continue its support for sports and culture. Through these activities, Kirin will meet its responsibility as a corporate citizen.

The Kirin Group is positioning 2002 as a turning point, with the aim of making a significant leap forward. Accordingly, top priority will be placed on bolstering Kirin's competitiveness in the domestic alcoholic beverage market. While focusing on its core businesses of alcoholic beverages, soft drinks and food, Kirin will also vigorously develop diversified businesses such as the pharmaceutical, agribio and nutrient food & feed businesses in order to become a leading company in the fields of food and science, based in Asia and Oceania.

For the year ending December 31, 2002, Kirin projects increases in both consolidated sales and net income.

WORKING CAPITAL AND CURRENT RATIO

☐ Working Capital (left scale)
— Current Ratio (right scale)


(¥ Billion)
(Times)
250
200
150
100
50
0
1.5
1.2
0.9
0.6
0.3
0
1997
1998
1999
2000
2001

TOTAL CAPITAL

(¥ Billion)

☐ Long-Term Debt and Bonds
☐ Short-Term Bank Loans and Long-Term Debt with Current Maturities
☐ Shareholders' Equity


1,000
800
600
400
200
0
1997
1998
1999
2000
2001

ROE / ROA

(%)

— Return on Equity (ROE)
— Return on Assets (ROA)


5
4
3
2
1
0
1997
1998
1999
2000
2001

SHAREHOLDERS' EQUITY RATIO

☐ Shareholders' Equity (left scale)
☐ Total Assets (left scale)
— Shareholders' Equity Ratio (right scale)


(¥ Billion)
(%)
1,750
1,500
1,250
1,000
750
500
250
0
60
50
40
30
20
10
0
1997
1998
1999
2000
2001

CONSOLIDATED BALANCE SHEETS

Kirin Brewery Company, Limited and Consolidated Subsidiaries
December 31, 2001 and 2000

ASSETS	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current assets:			
Cash (Note 11)	**¥ 143,525**	¥ 50,579	**$ 1,087,722**
Notes and accounts receivable, trade	**256,254**	241,072	**1,942,053**
Marketable securities (Note 6)	**12,272**	136,132	**93,004**
Inventories	**65,731**	62,751	**498,150**
Deferred income taxes (Note 12)	**17,188**	12,484	**130,261**
Funds in trust (Note 2)	**17,411**	36,909	**131,951**
Other	**42,673**	45,555	**323,402**
Allowance for doubtful accounts	**(2,087)**	(1,886)	**(15,816)**
Total current assets	**552,969**	583,600	**4,190,746**
Fixed assets:			
Property, Plant and Equipment			
Buildings and structures	**187,361**	193,133	**1,419,939**
Machinery, equipment and vehicles	**178,783**	155,450	**1,354,929**
Land	**156,269**	162,570	**1,184,304**
Construction in progress	**22,636**	38,772	**171,549**
Other	**52,528**	55,211	**398,090**
Total	**597,578**	605,138	**4,528,821**
Intangible Fixed Assets			
Goodwill	**21,199**	20,080	**160,659**
Consolidation differences	**45,700**	48,558	**346,343**
Other	**58,475**	61,293	**443,160**
Total	**125,376**	129,933	**950,178**
Investments and Other Assets			
Investments in securities (Notes 6 and 10)	**263,060**	141,911	**1,993,633**
Long-term loans	**5,150**	4,905	**39,029**
Life insurance investments	**33,792**	32,634	**256,097**
Deferred income taxes (Note 12)	**45,191**	50,782	**342,485**
Deferred income taxes due to revaluation of land (Note 15)	**1,995**	—	**15,119**
Other (Note 10)	**39,567**	40,791	**299,863**
Allowance for doubtful accounts	**(3,029)**	(834)	**(22,955)**
Total	**385,728**	270,191	**2,923,289**
Total fixed assets	**1,108,683**	1,005,263	**8,402,296**
Foreign currency translation adjustments	**—**	38,537	**—**
Total assets	**¥1,661,652**	¥1,627,400	**$12,593,042**

The accompanying notes are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Current liabilities:			
Notes and accounts payable, trade	¥ 105,084	¥ 99,932	$ 796,392
Short-term bank loans and long-term debt with current maturities (Note 3)	26,133	24,708	198,052
Beer taxes payable	119,315	122,721	904,244
Income taxes payable (Note 12)	19,280	17,100	146,115
Accrued expenses	57,243	67,154	433,823
Deposits received	64,406	67,564	488,109
Other	50,177	51,850	380,272
Total current liabilities	441,641	451,032	3,347,032
Long-term liabilities (Note 3):			
Bonds	87,400	27,612	662,372
Long-term debt	74,511	92,370	564,691
Pension and retirement benefits (Note 12)	100,060	87,643	758,317
Retirement benefits for directors and corporate auditors	2,022	1,702	15,323
Reserve for repair and maintenance of vending machines	5,520	4,652	41,834
Reserve for loss on unconsolidated subsidiaries, affiliates and other investments	—	516	—
Deposits received	84,241	94,220	638,431
Other	20,178	21,639	152,921
Total long-term liabilities	373,934	330,357	2,833,906
Total liabilities	815,576	781,390	6,180,947
Minority interests	63,174	77,524	478,772
Contingent liabilities and commitments (Notes 4 and 8)			
Shareholders' equity (Note 16):			
Common stock	102,045	102,045	773,361
Additional paid-in capital	70,868	70,868	537,082
Revaluation reserve for land (Note 15)	(1,625)	—	(12,315)
Retained earnings	608,603	595,575	4,612,375
Net unrealized holding gains on securities	19,331	—	146,502
Foreign currency translation adjustment	(16,235)	—	(123,039)
Total	782,988	768,490	5,933,974
Treasury stock	(86)	(3)	(651)
Total shareholders' equity	782,902	768,486	5,933,323
Total liabilities, minority interests and shareholders' equity	¥1,661,652	¥1,627,400	$12,593,042

CONSOLIDATED STATEMENTS OF INCOME

Kirin Brewery Company, Limited and Consolidated Subsidiaries
For the years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	**2001**
Sales	**¥1,561,879**	¥1,580,825	¥1,451,520	**$11,836,900**
Less beer taxes (Note 2)	**461,265**	507,617	544,270	**3,495,755**
Net sales	**1,100,614**	1,073,208	907,250	**8,341,144**
Cost of sales	**538,642**	513,384	433,359	**4,082,167**
Gross profit	**561,972**	559,823	473,891	**4,258,976**
Selling, general and administrative expenses (Note 5)	**486,907**	465,425	396,649	**3,690,087**
Operating income	**75,065**	94,397	77,241	**568,889**
Non-operating income				
Interest income	**1,675**	4,198	5,571	**12,694**
Return on funds in trust	**558**	—	—	**4,228**
Dividend income	**1,864**	2,695	2,673	**14,126**
Equity in earnings of affiliates	**1,864**	614	2,408	**14,126**
Recovery of investment in marketable securities	—	2,968	—	—
Other	**5,718**	5,256	6,013	**43,334**
Total	**11,681**	15,733	16,666	**88,525**
Non-operating expenses				
Interest expense	**9,733**	8,722	2,899	**73,762**
Write-down of investment in marketable securities	—	—	6,029	—
Loss on sales and disposal of inventories	**1,913**	1,827	—	**14,497**
Other	**5,760**	6,501	5,141	**43,652**
Total	**17,407**	17,051	14,070	**131,921**
Ordinary income	**69,339**	93,080	79,837	**525,494**
Special income				
Gain on sales of fixed assets	**2,981**	9,234	17,015	**22,591**
Recovery of provision for reserve on unconsolidated subsidiaries, affiliates and other investments	—	283	—	—
Gain on sales of marketable securities	**9,959**	—	—	**75,475**
Gain on establishment of trust for pension and retirement benefits	**4,599**	—	—	**34,854**
Gain on sales of affiliates	**6,387**	—	—	**48,404**
Total	**23,928**	9,518	17,015	**181,341**
Special expenses				
Loss on disposal of fixed assets	**4,998**	6,727	3,964	**37,877**
Loss on sales of fixed assets	**759**	498	45	**5,752**
Breweries restructuring cost (Note 9)	—	15,322	16,110	—
Write-down of investment in securities	—	—	1,800	—
Provision for loss reserve on unconsolidated subsidiaries, affiliates and other investments	—	—	5,582	—
Business restructuring costs (Note 9)	—	1,274	—	—
Loss on liquidation of affiliates	**991**	485	—	**7,510**
Write-down on revaluation of fixed assets of foreign subsidiaries and affiliates	**3,708**	7,044	—	**28,101**
Loss on devaluation of investment in securities (Note 6)	**3,283**	—	—	**24,880**
Loss on sales of investment in securities	**1,299**	—	—	**9,844**
Loss on devaluation of golf club membership	**2,257**	—	—	**17,104**
Amortization of entire net transition obligation of pension and retirement benefits (Note 14)	**18,835**	—	—	**142,743**
Total	**36,133**	31,353	27,503	**273,838**
Income before income taxes and minority interests	**57,134**	71,245	69,349	**432,997**
Income taxes — current (Note 12)	**40,207**	39,399	34,230	**304,713**
Income taxes — deferred (Note 12)	**(10,705)**	(2,586)	—	**(81,129)**
Minority interests	**4,509**	1,509	1,872	**34,172**
Net income	**¥ 23,122**	¥ 32,924	¥ 33,245	**$ 175,233**

	Yen			U.S. dollars (Note 1)
Net income per share (Note 2):				
Primary	**¥23.49**	¥33.18	¥32.57	**$0.17**
Diluted	**23.48**	33.06	32.51	**0.17**
Cash dividends per share applicable to the year (Note 2)	**12.00**	12.00	12.00	**0.09**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Kirin Brewery Company, Limited and Consolidated Subsidiaries
For the years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	**2001**
Common stock:				
Shares (Thousands of shares)				
Balance at beginning of year	**984,508**	1,002,482	1,027,482	
Purchase and retirement of common stock (Note 2)	**—**	(17,974)	(25,000)	
Balance at end of year	**984,508**	984,508	1,002,482	
Amount				
Balance at beginning of year	**¥102,045**	¥102,045	¥102,045	**$ 773,361**
Balance at end of year	**¥102,045**	¥102,045	¥102,045	**$ 773,361**
Additional paid-in capital:				
Balance at beginning of year	**¥ 70,868**	¥ 70,868	¥ 70,868	**$ 537,082**
Balance at end of year	**¥ 70,868**	¥ 70,868	¥ 70,868	**$ 537,082**
Revaluation reserve for land:				
Balance at beginning of year	**¥ —**	¥ —	¥ —	**$ —**
Revaluation during the year	**(1,625)**	—	—	**(12,315)**
Balance at end of year	**¥ (1,625)**	¥ —	¥ —	**$ (12,315)**
Retained earnings:				
Retained earnings at beginning of period				
Retained earnings at beginning of period	**¥595,575**	¥553,044	¥562,317	**$4,513,641**
Cumulative effect of change in accounting for income taxes (Note 2)	**—**	56,287	245	**—**
Total	**595,575**	609,332	562,563	**4,513,641**
Increase in retained earnings				
Increase resulting from newly consolidated subsidiaries	**—**	9,927	586	**—**
Increase resulting from new affiliates under the equity method	**4**	3,590	—	**30**
Foreign currency translation adjustments of foreign subsidiaries and affiliates	**1,291**	—	2,266	**9,784**
Increase resulting from merger	**—**	179	—	**—**
Increase in retained earnings of an equity method affiliate due to increase of its consolidation scope	**706**	—	—	**5,350**
Total	**2,003**	13,697	2,852	**15,179**
Decrease in retained earnings				
Cash dividends paid	**11,814**	11,949	12,287	**89,533**
Bonuses paid to directors and corporate auditors (including corporate auditors' portion of ¥28 million ($212 thousand), ¥27 million and ¥20 million for 2001, 2000 and 1999, respectively)	**283**	314	246	**2,144**
Purchase and retirement of common stock (Note 2)	**—**	24,387	31,596	**—**
Decrease resulting from newly consolidated subsidiaries	**—**	21,461	169	**—**
Decrease resulting from new affiliates under the equity method	**—**	298	453	**—**
Decrease due to revaluation of property, plant and equipment of foreign subsidiaries and affiliates	**—**	1,077	863	**—**
Foreign currency translation adjustments of foreign subsidiaries and affiliates	**—**	211	—	**—**
Decrease resulting from change in interests in consolidated subsidiaries	**—**	676	—	**—**
Total	**12,097**	60,377	45,617	**91,678**
Net income	**23,122**	32,924	33,245	**175,233**
Retained earnings at end of period	**¥608,603**	¥595,575	¥553,044	**$4,612,375**
Treasury stock:				
Balance at beginning of year	**¥ (3)**	¥ (15)	¥ (35)	**$ (22)**
Purchase and retirement of treasury stock	**—**	12	20	**—**
Purchase or sales of treasury stock	**(83)**	—	—	**(629)**
Balance at end of year	**¥ (86)**	¥ (3)	¥ (15)	**$ (651)**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kirin Brewery Company, Limited and Consolidated Subsidiaries
For the years ended December 31, 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2000	1999	**2001**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥ 57,134**	¥ 71,245	¥ 69,349	**$ 432,997**
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**73,588**	72,051	54,890	**557,696**
Amortization of consolidation difference	**2,875**	3,281	1,326	**21,788**
Increase in pension and retirement benefits	**14,870**	—	—	**112,694**
Interest and dividend income and return on funds in trust	**(4,098)**	(6,894)	(8,244)	**(31,057)**
Recovery of investment value in marketable securities	**—**	(2,968)	—	**—**
Interest expense	**9,733**	8,722	2,899	**73,762**
Gain on sales of property, plant and equipment	**(2,981)**	(9,234)	(17,015)	**(22,591)**
Gain on sales of marketable securities and investments in securities	**(10,024)**	—	—	**(75,968)**
Gain on establishment of trust for pension and retirement benefits (Note 2)	**(4,599)**	—	—	**(34,854)**
Gain on sales of affiliates	**(6,387)**	—	—	**(48,404)**
Loss on disposal or sales of property, plant and equipment	**5,757**	7,226	4,009	**43,630**
Loss on revaluation of property, plant and equipment of foreign subsidiaries and affiliates	**3,708**	7,044	—	**28,101**
Breweries restructuring cost (Note 9)	**—**	15,322	16,100	**—**
Business restructuring cost (Note 9)	**—**	1,274	—	**—**
Loss on devaluation of investments in securities	**3,283**	—	—	**24,880**
(Increase) decrease in notes and accounts receivable, trade	**(13,945)**	(4,979)	883	**(105,683)**
Decrease (increase) in inventories	**(1,762)**	827	(784)	**(13,353)**
Increase in notes and accounts payable, trade	**3,249**	8,775	1,756	**24,622**
Decrease in beer taxes payable	**(4,359)**	(12,837)	(12,579)	**(33,035)**
Decrease in deposits received	**(9,662)**	—	—	**(73,224)**
Other	**(2,356)**	(15,963)	(503)	**(17,855)**
Sub-total	**114,022**	142,895	112,087	**864,130**
Interest and dividends received	**5,013**	7,788	10,867	**37,991**
Interest paid	**(9,660)**	(9,037)	(2,797)	**(73,209)**
Early retirement benefit paid	**—**	(5,250)	(4,866)	**—**
Income taxes paid	**(38,230)**	(42,681)	(31,518)	**(289,730)**
Net cash provided by operating activities	**71,144**	93,714	83,771	**539,173**
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment and intangible assets	**(71,449)**	(93,899)	(63,165)	**(541,485)**
Proceeds from sales of property, plant and equipment	**4,297**	8,493	17,344	**32,565**
Payments for purchase of marketable securities and investments in securities	**(9,183)**	(12,490)	(45,177)	**(69,594)**
Proceeds from sales and redemption of marketable securities and investments in securities	**30,548**	12,557	18,921	**231,511**
Proceeds from termination of funds in trust	**20,000**	—	—	**151,572**
Proceeds from termination of life insurance investments	**533**	20,008	271	**4,039**
Payments for investments in subsidiaries	**(19,215)**	(6,486)	(3,204)	**(145,623)**
Proceeds from sales of investments in subsidiaries	**37,086**	—	—	**281,061**
Other	**(4,725)**	2,726	(4,410)	**(35,809)**
Net cash used in investing activities	**(12,108)**	(69,090)	(79,424)	**(91,762)**
Cash flows from financing activities:				
Decrease in short-term bank loans	**(5,225)**	—	—	**(39,598)**
Proceeds from long-term debt	**18,435**	36,176	5,732	**139,712**
Repayments of long-term debt	**(36,151)**	(43,966)	(9,013)	**(273,974)**
Proceeds from issue of bonds	**69,900**	17,656	—	**529,746**
Payments for redemption of bonds	**(10,602)**	(11,309)	—	**(80,348)**
Payments for purchase of treasury stock	**(82)**	(24,373)	(31,575)	**(621)**
Payments for purchase of treasury stock by consolidated subsidiaries	**—**	(2,706)	—	**—**
Cash dividends paid	**(11,814)**	(11,949)	(12,287)	**(89,533)**
Cash dividends paid to minority shareholders	**(3,489)**	(3,228)	(483)	**(26,441)**
Other	**(104)**	6	(2,681)	**(788)**
Net cash provided by (used in) financing activities	**20,865**	(43,693)	(50,308)	**158,128**
Effect of exchange rate fluctuation on cash and cash equivalents	**93**	691	15	**704**
Net increase (decrease) in cash and cash equivalents (Note 11)	**79,995**	(18,378)	(45,946)	**606,252**
Cash and cash equivalents at beginning of period	**64,335**	65,191	110,522	**487,571**
Cash and cash equivalents of newly consolidated subsidiaries at beginning of period	**—**	17,522	615	**—**
Cash and cash equivalents at end of period (Note 11)	**¥144,331**	¥ 64,335	¥ 65,191	**$1,093,830**

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Kirin Brewery Company, Limited and Consolidated Subsidiaries
December 31, 2001, 2000 and 1999

1. BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Kirin Brewery Company, Limited (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code (the "Code") and the Securities and Exchange Law in Japan and in conformity with accounting principles and practices generally accepted in Japan, which are different from the accounting and disclosure requirements of the International Accounting Standards. The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company which were prepared in accordance with accounting principles and practices generally accepted in Japan from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law in Japan.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the consolidated financial statements issued domestically. The consolidated statement of cash flows for 1999 has been prepared for the purpose of inclusion in the consolidated financial statements, although such statements were not customarily prepared in Japan and were not required for domestic purposes and were not required to be filed with the regulatory authorities prior to 2000.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at December 31, 2001, which was ¥131.95 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Amounts less than one million yen have been rounded off. As a result, the total amounts in Japanese yen and translated U.S. dollars shown in the consolidated financial statements and notes to the consolidated financial statements do not necessarily agree with the sum of the individual amounts.

2. SUMMARY OF ACCOUNTING POLICIES

(1) CONSOLIDATION

The Company prepared the consolidated financial statements for the years ended December 31, 2001 and 2000 in accordance with the revised Standards for the Preparation of Consolidated Financial Statements in Japan (the "New Standards"), which were effective from the year beginning January 1, 2000 to the Company. Under the New Standards, accounts of the significant affiliate companies with the ownership of voting rights between at least 40% but not more than 50%, should also be consolidated if certain criteria required by the New Standards are satisfied. As a result, the Company's scope of consolidation became broader in comparison with the scope of previous years.

The consolidated financial statements comprise the accounts of the Company and its significant subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidation. In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries. The numbers of consolidated subsidiaries are as follows:

	Number of companies at year-end		
	2001	2000	1999
Consolidated subsidiaries	**261**	241	57

The changes of the scope of consolidation are as follows:

(a) In 2001, due to acquisition of additional shares, 35 companies including Nihon Fine Foods Co., Ltd. became consolidated subsidiaries.
(b) In 2001, due to establishment or acquisition, 16 companies including Kirin Green & Flower Co., Ltd. became consolidated subsidiaries.
(c) In 2001, due to merger among subsidiaries of a consolidated subsidiary, 3 companies including a subsidiary of Kirin Logistics Co., Ltd. were excluded from consolidation scope.
(d) In 2001, due to sales of shares, 25 companies including subsidiaries of Kirin Agribio EC B.V. were excluded from consolidation scope.
(e) In 2001, due to completion of liquidation, 3 companies were excluded from consolidation scope.
(f) In 2000, due to adoption of the new standards for consolidation, Lion Nathan Ltd. and 145 other companies became newly consolidated subsidiaries.
(g) In 2000, due to establishment, acquisition of interests or the increase in effect of their financial positions and operation results on the consolidated financial statements, Kirin Brewery of America LLC and 50 other companies became newly consolidated subsidiaries.
(h) In 2000, Aoba Transport Co., Ltd. and 12 other companies were merged into other consolidated subsidiaries.

Certain subsidiaries including Kirin Agribio USA, Inc. are excluded from the consolidation scope because the effect of their net sales and net income or losses, and total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

Fiscal year-end of the following consolidated subsidiaries is different from the Company's fiscal year-end:

	Fiscal year-end	
Name of subsidiary	2001	2000
Lion Nathan Ltd. and its subsidiaries (*)	September 30, 2001	September 30, 2000
Twyford International Inc. (*)	September 30, 2001	September 30, 2000
Twyford laboratorio de plantas S.A. (*)	September 30, 2001	September 30, 2000
Kirin-Asupro Corporation (*)	November 30, 2001	November 30, 2000
Nihon Fine Foods Co., Ltd. (*)	November 30, 2001	—
Japan Potato Corporation (**)	June 30, 2001	June 30, 2000

(*) The accounts of these companies are consolidated into the Company's consolidated financial statements based on the financial data as of their fiscal year-end with the adjustments for significant inter-company transactions that occurred between their fiscal year-end and the Company's fiscal year-end.

The fiscal period for 2000 for Lion Nathan Ltd. included 13 months due to the change of its fiscal year-end. However the impact on the consolidated financial statements was immaterial.

(**) The adjusted financial statements as of December 31, 2001 and 2000 and for the years then ended are used for the purpose of consolidation.

Difference between the cost and the underlying net equity of investments in consolidated subsidiaries is recorded as consolidation difference in the consolidated balance sheets and amortized using the straight-line method over the periods between fifteen and twenty years.

(2) EQUITY METHOD

Investments in significant unconsolidated subsidiary and affiliates (20% to 50% interest owned) are accounted for by the equity method and, accordingly, they are stated at purchase costs adjusted for equity earnings and losses belonging to the investments after elimination of unrealized inter-company profits and losses from the date of acquisition. The numbers of unconsolidated subsidiary and affiliates for which the equity method is applied are as follows:

	Number of companies at year-end		
	2001	2000	1999
Unconsolidated subsidiary and affiliates under the equity method	**16**	19	6

The changes of the scope of application of the equity method are as follows:

(a) In 2001, due to acquisition of additional shares, Kirin-Asupro Sales Corporation became an equity method affiliate.
(b) In 2001, due to additional acquisition of shares and therefore becoming consolidated subsidiaries, 3 companies including Nihon Fine Foods Co., Ltd. were excluded from the application of equity method.
(c) In 2001, due to sales of all shares owned, an affiliate of Kirin Techno-System was excluded from the application of equity method.
(d) In 2000, due to the acquisition of additional interest, Yonekyu Corporation became an equity method affiliate.
(e) In 2000, due to the increase in effect of their operating results on the consolidated financial statements, Koiwai Dairy Products Co., Ltd. and 13 other companies became affiliates under the equity method.
(f) In 2000, due to becoming consolidated subsidiaries, Lion Nathan Ltd. and its subsidiaries were excluded from the application of equity method, and due to the sale of all interests, Wuxi Kirin Beverage Co., Ltd. was also excluded from the application of the equity method.

Certain investments in unconsolidated subsidiaries, including Kirin Agribio USA, Inc. and affiliates including Diamond Sports Club Co., Ltd., are not accounted for by the equity method, and are stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements is immaterial.

The affiliates with different fiscal year-ends from that of the Company used their financial statements as of their fiscal year-end without any adjustments for equity method purposes. In a few cases, where the differences in fiscal year-end between the affiliates and the Company's are longer than 6 months, the latest interim financial statements of these affiliates are used for equity method purposes. The fiscal year-end of Lion Nathan Ltd. had been August 31 in 1999 and the equity income or loss from the investment in Lion Nathan Ltd. had been determined from the financial data as of August 31 for 1999.

In applying the equity method for those investments, the method of amortization for the difference between investment cost and the underlying net assets of the investee at the date of acquisition is the same as the method applied for consolidation difference.

(3) FOREIGN CURRENCY TRANSLATION INTO JAPANESE YEN

(a) Assets and liabilities denominated in foreign currencies

Current receivables and payables are translated into Japanese yen at the exchange rates prevailing on the balance sheet date. Prior to January 1, 2000, non-current receivables and payables were translated, in principle, using historical exchange rates. Effective January 1, 2001, the Company and its consolidated subsidiaries adopted the revised accounting standard for foreign currency translation, "Opinion Concerning Revision of Accounting Standard for Foreign Currency Translation", issued by the Business Accounting Deliberation Council on October 22, 1999. Under the revised accounting standard, long-term receivables and payables denominated in foreign currencies are also translated into Japanese yen at the year-end rate. Gains or losses resulting from the translation are credited or charged to income as incurred. The effect on the consolidated income statements of adopting the revised accounting standard was immaterial.

(b) Financial statements denominated in foreign currencies

The financial statements of foreign consolidated subsidiaries and affiliates are translated into Japanese yen at the exchange rates prevailing on the balance sheet date for assets and liabilities, and at the historical exchange rates for common stock, additional paid-in capital and retained earnings, respectively. The exchange rates prevailing on the balance sheet date are used for translation of income, expenses and net earnings for the year. The differences arising from translation were included in foreign currency translation adjustments in the asset or liability sections of the consolidated balance sheets. Due to the adoption of the revised standard for foreign currency translation, foreign currency translation adjustments are included in the shareholders' equity section and minority interests in the consolidated balance sheet at December 31, 2001. The amount of foreign currency translation adjustments included in minority interests at December 31, 2001 is ¥16,501 million ($125,054 thousand). The prior year amount has not been reclassified but presented as a component of assets.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

In accordance with the "Standards for Preparation of Consolidated Cash Flow Statements, etc.", effective to the Company from the year ended December 31, 2000, the Company is required to prepare consolidated statements of cash flows. The 1999 consolidated statement of cash flows has been restated to conform to the 2001 and 2000 presentation.

(5) FUNDS IN TRUST

Funds in trust represent short-term funds deposited with and managed by trust banks. Each fund consists of mainly marketable equity securities and interest-bearing bonds and is stated at the lower of aggregate cost or market.

(6) MARKETABLE AND INVESTMENT SECURITIES

Prior to January 1, 2001, securities with quoted market price, except for investments in unconsolidated subsidiaries, were valued at the lower of cost determined by the moving-average method or market price, with any recoveries of write-down being recorded, and non-marketable securities were stated at cost determined by the moving-average method.

Effective January 1, 2001, the Company and its consolidated subsidiaries adopted the new Japanese accounting standard for financial instruments, "Opinion Concerning Establishment of Accounting Standard for Financial Instruments " issued by the Business Accounting Deliberation Council on January 22, 1999.

Upon applying the new accounting standard, all companies are required to examine the intent of holding each security and classify those securities as (a) securities held for trading purposes, (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies, or (d) for all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities"). The Company and its consolidated subsidiaries did not have any securities defined as (a) above in the year ended December 31, 2001.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by subsidiaries and affiliates which are not consolidated or accounted for by the equity method, are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value with unrealized gains and unrealized losses on these securities reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average cost. Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliated companies, and available-for-sale securities, declines significantly, such securities are restated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. For equity securities with no available fair market value, if the net asset value of the investee declines significantly, such securities are written down to net asset value with the corresponding losses recognized in the period of decline. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

As a result of adopting the new accounting standard for financial instruments, operating income and income before income taxes and minority interests increased by ¥3,856 million ($29,223 thousand). Also, based on the examination of the intent of holding each security upon application of the new accounting standard on January 1, 2001, securities maturing within one year from the balance sheet date are included in current assets, and other securities are included in investments and other assets. As a result, at January 1, 2001, securities in current assets decreased by ¥112,321 million ($851,239 thousand) and investment securities increased by the same amount compared with what would have been reported under the previous accounting standard.

In addition, as a result of adopting the new accounting standard, funds in trust has been relocated within the current assets section of balance sheets and, return on funds in trust, which was included in interest income in the prior years, is separately disclosed in the consolidated statements of income for the year ended December 31, 2001. The amount of return on funds in trust, included in interest income, for the year ended December 31, 2000 was ¥1,907 million.

(7) INVENTORIES

Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the weighted-average method. Raw materials and supplies are mainly stated at cost determined by the moving-average method. Construction in process is stated at cost determined by the specific-identification method.

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(9) PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION

Property, plant and equipment are stated at cost. Depreciation for the Company and its consolidated domestic subsidiaries is calculated using the declining-balance method in the same manner as defined by the Corporate Income Tax Law in Japan, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, where depreciation is calculated using the straight-line method. Depreciation for consolidated overseas subsidiaries is calculated using the straight-line method. Assets leased to lessees are depreciated over each lease term based on the straight-line method under the assumption that the estimated residual value is zero when the lease term is over.

(10) INTANGIBLE ASSETS

Consolidated domestic subsidiaries amortize intangible assets using the straight-line method. Consolidated foreign subsidiaries amortize intangible assets over the periods between twenty and forty years.

(11) RESERVE FOR LOSS ON INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES AND OTHER

A sufficient amount is reserved to cover possible future losses on investments by considering the financial position of individual unconsolidated subsidiaries and affiliates, and estimated uncollectible amounts of other investments.

(12) PENSION AND RETIREMENT BENEFITS

Retirement and severance benefits (prior to January 1, 2001)

The Company and Kirin Engineering Company, Limited offered pension benefits to qualified employees for a certain portion of their retirement benefits and adopted funded defined benefit plans managed by private financial institutions. Those companies provided reserves for the retirement obligations not covered by the pension plans, which was 60% to 70% of their total retirement benefits depending on the portion of their retirement benefits covered by the pension plans, in order to prepare payments upon employees' retirement in the future. For the employees who were not qualified to receive pension benefits, those companies accrued 100% of retirement obligations required under the assumption that the employees voluntarily terminated their employment at the balance sheet date in order to prepare payments upon employees' retirement in the future.

Kirin Beverage Corporation and Kirin Logistics Co., Ltd. adopted funded defined benefit plans. Those consolidated subsidiaries provided reserves for the difference between 100% of retirement obligations required under the assumption that the employees voluntarily terminated their employment at the balance sheet date and the pension plan assets in order to prepare payments upon employees' retirement in the future.

Other consolidated subsidiaries accrued 100% of retirement obligations required under the assumption that qualified employees voluntarily terminated their employment at the balance sheet date in order to prepare payments upon employees' retirement in the future.

Further, the Company and certain of its consolidated subsidiaries offered an early retirement plan to their employees and paid early retirement benefits to employees who qualified for early retirement. The amount of its benefits was provided for based on the estimate of the early retirement.

Pension and retirement benefits (from January 1, 2001)

Effective January 1, 2001, the Company and its domestic subsidiaries adopted the new accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998. Under the new accounting standard, the liabilities and expenses for severance and retirement benefits are determined based on the amounts actuarially calculated using certain assumptions.

The Company and its consolidated subsidiaries provide allowance for employees' pension and retirement benefits at December 31, 2001 based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the balance sheet date, as adjusted for unrecognized actuarial differences.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of January 1, 2001 and liabilities for retirement and pension benefits recorded as of January 1, 2001 ("net transition obligation"), were all recognized as special expense in the year ended December 31, 2001. Actuarial gains and losses are recognized in expenses using the straight-line method over 15 years, which is within the average estimated remaining service lives of the employees, commencing from the following period.

As a result of the adoption of the new accounting standard, in the year ended December 31, 2001, pension and retirement benefit expenses increased by ¥12,116 million ($91,822 thousand), operating income increased by ¥5,292 million ($40,106 thousand) and income before income taxes and minority interests decreased by ¥8,943 million ($67,775 thousand) compared with what would have been recorded under the previous accounting standard. The entire amount of net transition obligation of ¥18,835 million ($142,743 thousand) was recorded as special expense, and gain on securities contributed to pension and retirement benefits trust of ¥4,599 million ($34,854 thousand) was recorded as special income.

Provision for retirement and severance benefits recorded in the prior years, under the previous accounting policy, and payables for prior service costs are included in pension and retirement benefits.

(13) RESERVE FOR REPAIR AND MAINTENANCE OF VENDING MACHINES

Kirin Beverage Corporation and its consolidated subsidiaries provide for repair and maintenance cost of vending machines by estimating the necessary repair and maintenance cost in the future and then equally allocating the costs over a five year period. The reserve for repair and maintenance of vending machines is included in other liabilities and the actual expenditure is deducted from revenue when incurred.

(14) SHAREHOLDERS' EQUITY

Under the Code, the entire amount of the issue price of shares is required to be accounted for as common stock, although companies may, by the resolution of board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Effective October 1, 2001, the Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the stockholders' meeting or may be capitalized by resolution of the board of directors. On condition that the total amount of legal reserve and additional paid-in capital remains equal to or exceeds 25% of common stock, it is available for distributions by the resolution of the shareholders' meeting. Legal reserve is included in retained earnings in the accompanying consolidated financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the unconsolidated financial statements of the Company in accordance with the Code.

The Company purchased and retired 17,974 thousand and 25,000 thousand shares of common stock in 2000 and 1999, respectively. The purchase cost of such shares was ¥24,387 million and ¥31,596 million in 2000 and 1999, respectively. At the same time, the numbers of authorized and issued shares of common stock decreased by the numbers of retired shares in 2000 and 1999, respectively. No common stock was purchased and retired by the Company in 2001.

(15) AMOUNTS PER SHARE

Net income per share is computed based upon the weighted average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the assumption that all outstanding convertible debentures were converted into common stock at the beginning of the year at the current conversion price. Related interest expenses, net of income taxes, have been eliminated in calculating diluted net income per share.

Cash dividends per share represent actual amounts applicable to the respective period.

(16) RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses for the improvement of existing products or the development of new products, including basic research and fundamental development costs, are charged to operations in the period incurred. Total amount of research and development expenses, included in cost of sales and selling, general and administrative expenses, was ¥23,063 million ($174,785 thousand) and ¥21,445 million in 2001 and 2000, respectively.

(17) INCOME TAXES

Effective January 1, 2000, the Company and its consolidated subsidiaries adopted the accounting standards for income taxes, which require the recognition of tax effects on temporary differences between the carrying amount of assets and liabilities for tax and financial reporting purposes. As a result of this adoption, current deferred tax assets and non-current deferred tax assets recorded at the accompanying consolidated balance sheet as of December 31, 2000 were increased by ¥12,123 million and ¥48,932 million, respectively. This adoption also resulted in an increase of the net income for the year ended December 31, 2000 and the retained earnings as of December 31, 2000 by ¥1,564 million and ¥57,111 million, respectively. The cumulative effect of this change was ¥56,287 million as of January 1, 2000 and was credited to retained earnings.

Effective January 1, 1999, Kinki Coca-Cola Bottling Co., Ltd., an affiliate under the equity method, adopted deferred income tax accounting. This adoption resulted in an increase of the net income for the year ended December 31, 1999 and the retained earnings as of December 31, 1999 by ¥420 million and ¥666 million, respectively. The cumulative effect of this change was ¥246 million as of January 1, 1999 and was credited to retained earnings. The foreign consolidated subsidiaries and affiliates have provided deferred income taxes based on the accounting standards of their respective countries for all the years presented.

(18) BEER TAXES
The amounts of beer taxes shown in the consolidated statements of income represent the beer taxes on the sales of beer products in Japan.

(19) CONSUMPTION TAX
Consumption tax is excluded from the accounts which are subject to such tax.

(20) BONUSES TO DIRECTORS AND CORPORATE AUDITORS
Bonuses to directors and corporate auditors are subject to approval by the shareholders and are accounted for as an appropriation of retained earnings for the period in which payment is made.

(21) LEASES
Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries capitalize all finance leases.

(22) DERIVATIVE AND HEDGE ACCOUNTING
The new accounting standard for financial instruments, effective to the Company from the year ended December, 2001, requires companies to state derivative financial instruments at fair value and to recognize changes in the fair value as gains or losses unless derivative financial instruments are used for hedging purposes.

If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

However, in cases where forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

1. If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

(a) the difference, if any, between the Japanese yen amount of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized on the income statements in the period which includes the inception date, and

(b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

2. If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

Also, if interest rate swap contracts are used for hedging purposes and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

The following summarizes hedging derivative financial instruments used by the Company and its subsidiaries and the corresponding items hedged:

Hedged items	Hedging instruments
Foreign currency trade receivable and payable	Foreign currency forward and swap contracts etc.
Loans receivable and payable	Interest swap contracts etc.
Commodity price	Commodity swap contracts etc.

The Company and its subsidiaries use derivative financial instruments for the purpose of mitigating future risks of fluctuation of foreign currency exchange rates with respect to foreign currency receivable from the sale of products, interest rate increase with respect to borrowings within the amounts of foreign currency borrowings or receivable, and mitigating future risks of fluctuation of inventory such as aluminum commodity prices.

The Company and its subsidiaries evaluate the effectiveness of hedging activities semi-annually by comparing the cumulative changes in cash flows or the changes in fair value of hedged items with corresponding changes in the hedging instruments.

(23) RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform to 2001 presentation. These changes had no impact on previously reported net income or shareholders' equity.

3. SHORT-TERM BANK LOANS, LONG-TERM DEBT, BONDS AND OTHER NON-CURRENT LIABILITIES

Short-term bank loans outstanding at December 31, 2001 and 2000 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	2001	2000	2001
Unsecured	**¥14,006**	¥17,704	**$106,146**
Secured	**2,400**	3,150	**18,188**
Total short-term debt	**¥16,406**	¥20,854	**$124,334**

Short-term bank loans outstanding bore interest at average annual rates of 1.00% and 1.10% at December 31, 2001 and 2000, respectively.

Long-term debt and bonds at December 31, 2001 and 2000 consisted of the following:

December 31	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Loans principally from banks and insurance companies, maturing serially from 2002 to 2009 with average annual interest rates of 2.09% for current portion and 5.77% for non-current portion.	**¥ 84,237**	¥ 96,224	**$ 638,400**
8.65% U.S. dollar private placement bonds issued by foreign subsidiaries due 2008-2012	**17,500**	17,656	**132,625**
0.55% unsecured yen bonds, due 2006	**69,900**	—	**529,746**
2.85% yen Medium Term Notes due 2003	**—**	9,955	**—**
	171,637	123,836	**1,300,773**
Less current maturities	**(9,726)**	(3,853)	**(73,709)**
Total long-term debt and bonds	**¥161,911**	¥119,982	**$1,227,063**

The above balances of loans include secured loans of ¥1,630 million ($12,353 thousand) and ¥1,729 million for 2001 and 2000, respectively.

Other interest bearing debt at December 31, 2001 and 2000 consisted of the following:

December 31	Millions of yen 2001	Millions of yen 2000	Thousands of U.S. dollars (Note 1) 2001
Finance lease obligation -current	**¥ —**	¥ 1	**$ —**
Finance lease obligation -non-current (at the average interest rate of 6.58% maturing serially 2002-2008)	**498**	712	**3,774**
Deposits received (at the average interest rate of 1.28%)	**77,790**	87,866	**589,541**

Deposits received on the accompanying consolidated balance sheets include non-interest-bearing deposits.

The aggregate annual maturities of long-term debt, bonds and finance lease obligation at December 31, 2001 were as follows:

Year ending December 31	Amount Millions of yen	Amount Thousands of U.S. dollars (Note 1)
2002	¥ 9,726	$ 73,709
2003	23,442	177,658
2004	13,319	100,939
2005	14,826	112,360
2006 and thereafter	110,820	839,863
	¥172,135	$1,304,547

Deposits received are not included in the above schedule of annual maturities, as there is no fixed maturity period for these deposits.

4. CONTINGENCIES

The Company and its consolidated subsidiaries were contingently liable as guarantors of loan obligations of unconsolidated subsidiaries, affiliates, employees and others for the amount of ¥18,368 million ($139,204 thousand) at December 31, 2001.

5. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Major elements of selling, general and administrative expenses for the years ended December 31, 2001, 2000 and 1999 were summarized as follows:

Year ended December 31	Millions of yen 2001	Millions of yen 2000	Millions of yen 1999	Thousands of U.S. dollars (Note 1) 2001
Sales promotion	**¥139,870**	¥115,604	¥111,622	**$1,060,022**
Freight	**45,546**	45,478	38,921	**345,176**
Advertising	**61,290**	61,398	47,280	**464,494**
Pension and retirement benefit costs	**8,078**	—	—	**61,220**
Employees' compensation	**82,658**	83,717	68,621	**626,434**
Research and development	**22,868**	20,818	20,798	**173,308**
Depreciation	**24,571**	23,157	17,294	**186,214**

6. FAIR VALUE INFORMATION

The following tables summarize acquisition costs, book values and fair values of securities with available fair values as of December 31, 2001:

(a) Held-to-maturity debt securities with available fair values

	Millions of yen			Thousands of U.S. dollars (Note 1)		
	December 31, 2001			December 31, 2001		
	Book value	Fair value	Difference	Book value	Fair value	Difference
(1) Securities with available fair values exceeding book values						
Governmental/municipal bonds	¥1,048	¥1,075	¥26	$ 7,942	$ 8,147	$197
Corporate bonds	1,787	1,810	23	13,543	13,717	174
Other	—	—	—	—	—	—
Sub-total	2,835	2,885	49	21,485	21,864	371
(2) Securities with available fair values not exceeding book values						
Governmental/municipal bonds	49	49	(0)	371	371	(0)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	49	49	(0)	371	371	(0)
Total	¥2,885	¥2,935	¥49	$21,864	$22,243	$371

(b) Available-for-sale securities with available fair values

	Millions of yen			Thousands of U.S. dollars (Note 1)		
	December 31, 2001			December 31, 2001		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
(1) Securities with book value (or available fair values) exceeding acquisition cost						
Shares	¥ 91,783	¥127,407	¥35,624	$695,589	$ 965,570	$269,981
Bonds						
Governmental/municipal bonds	49	56	6	371	424	45
Corporate bonds	60	64	4	454	485	30
Other	6,498	6,545	47	49,245	49,602	356
Other	5,076	5,149	72	38,469	39,022	545
Sub-total	103,468	139,223	35,755	784,145	1,055,119	270,973
(2) Securities with book value (or available fair values) not exceeding acquisition cost						
Shares	18,389	15,950	(2,439)	139,363	120,879	(18,484)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	2,395	2,348	(47)	18,150	17,794	(356)
Sub-total	20,785	18,298	(2,486)	157,521	138,673	(18,840)
Total	¥124,253	¥157,522	¥33,268	$941,667	$1,193,800	$252,125

(c) Total sales of available-for-sale securities sold

Year ended December 31, 2001	Millions of yen	Thousands of U.S. dollars (Note 1)
Amount sold	¥ 13,252	$100,431
Total gain on sales	10,024	75,968
Total loss on sales	1,302	9,867

(d) Securities with no available fair values as of December 31, 2001

Available-for-sale securities

Unlisted equity securities	¥41,751 million	$(316,415 thousand)
Investment funds constituted of bonds	1,637 million	(12,406 thousand)
Medium term government bond fund	987 million	(7,480 thousand)

(e) Maturity terms of available-for-sale securities with maturities and held-to-maturity debt securities as of December 31, 2001 are as follows:

	Millions of yen				Thousands of U.S. dollars (Note 1)			
	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
(1) Bonds								
Governmental/ municipal bonds	¥ —	¥1,154	—	—	$ —	$ 8,745	—	—
Corporate bonds	644	1,143	—	—	4,880	8,662	—	—
Other	5,562	1,013	—	—	42,152	7,677	—	—
(2) Other	2,233	—	—	—	16,923	—	—	—
Total	¥8,440	¥3,311	—	—	$63,963	$25,092	—	—

(f) Impairment loss of securities

Impairment loss of ¥3,283 million ($24,880 thousand) was recognized for available-for-sale securities in the year ended December 31, 2001. Where the fair values of available-for-sale securities have declined by more than 30% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, unless the values are considered recoverable. For available-for-sale securities without available fair value, when the substantive values of those securities have declined by more than 50% from their acquisition costs, the values of those securities are considered to have "substantially declined" and the impairment losses are recorded on those securities, except for the cases where reasonable grounds support the recoverability of the values of those securities in the future.

At December 31, 2000, book value, market value and unrealized gains on marketable and investment securities of the Company and its consolidated subsidiaries were as follows:

	Millions of yen		
	December 31, 2000		
	Book value	Market value	Unrealized gains
Current:			
Shares	¥ 96,422	¥164,547	¥ 68,125
Bonds	14,459	14,631	171
Other	546	549	3
Current Total	111,428	179,728	68,300
Non-current:			
Shares	71,560	78,998	7,438
Bonds	79	84	5
Non-current Total	71,639	79,083	7,444
Total	¥183,067	¥258,811	¥75,744

(1) Computation of market value

(1) Listed securities - closing price, mainly on the Tokyo Stock Exchange
(2) Over-the-counter securities - latest transaction price announced by the Japan Securities Dealers Association
(3) Unlisted securities - price of governmental, municipal and private corporation bonds on the over-the-counter market, announced by the Japan Securities Dealers Association
(4) Unlisted beneficiary certificates for securities investment trust - base prices

(2) The following securities, for which market values are not available, are excluded from the above table.

	Book value at December 31, 2000
	Millions of yen
Current assets:	
Medium term government bond funds	¥ 3,870
Investment funds constituted of bonds	8,657
Free financial fund	350
Beneficiary certificates of security investment fund	4,826
Unlisted foreign bonds, etc.	7,000
Fixed assets:	
Unlisted securities	60,103
Securities in limited liability companies	106
Unlisted bonds, etc.	10,063

7. SEGMENT INFORMATION

(1) Business segment information:

Year ended December 31, 2001	Alcoholic Beverages	Soft Drinks	Others	Total	Elimination/ Unallocation	Consolidated
	Millions of yen					
Sales and operating income:						
Unaffiliated customers	**¥1,078,004**	**¥332,951**	**¥150,922**	**¥1,561,879**	**¥ —**	**¥1,561,879**
Less beer taxes (Note 2)	**461,265**	**—**	**—**	**461,265**	**—**	**461,265**
	616,739	**332,951**	**150,922**	**1,100,614**	**—**	**1,100,614**
Intersegment	**2,845**	**1,296**	**129,678**	**133,819**	**(133,819)**	**—**
Net sales	**619,584**	**334,248**	**280,600**	**1,234,433**	**(133,819)**	**1,100,614**
Operating expenses	**573,129**	**317,128**	**264,733**	**1,154,990**	**(129,441)**	**1,025,549**
Operating income	**¥ 46,455**	**¥ 17,120**	**¥ 15,867**	**¥ 79,443**	**¥ (4,378)**	**¥ 75,065**
Identifiable assets, depreciation expense and capital expenditures:						
Identifiable assets	**¥ 759,833**	**¥233,771**	**¥288,247**	**¥1,281,853**	**¥ 379,799**	**¥1,661,652**
Depreciation and amortization	**40,960**	**16,105**	**14,637**	**71,703**	**1,885**	**73,588**
Capital expenditures	**40,698**	**15,481**	**16,866**	**73,046**	**517**	**73,564**

Year ended December 31, 2000	Beer	Soft Drinks	Others	Total	Elimination/ Unallocation	Consolidated
	Millions of yen					
Sales and operating income:						
Unaffiliated customers	¥1,111,882	¥318,006	¥150,936	¥1,580,825	¥ —	¥1,580,825
Less beer taxes (Note 2)	507,617	—	—	507,617	—	507,617
	604,265	318,006	150,936	1,073,208	—	1,073,208
Intersegment	2,965	1,219	103,935	108,120	(108,120)	—
Net sales	607,230	319,225	254,872	1,181,329	(108,120)	1,073,208
Operating expenses	542,356	301,388	237,925	1,081,670	(102,860)	978,810
Operating income	¥ 64,873	¥ 17,837	¥ 16,947	¥ 99,658	¥ (5,260)	¥ 94,397
Identifiable assets, depreciation expense and capital expenditures:						
Identifiable assets	¥ 740,135	¥224,118	¥309,548	¥1,273,802	¥ 353,598	¥1,627,400
Depreciation and amortization	38,241	15,874	15,682	69,798	2,252	72,051
Capital expenditures	58,807	25,266	15,874	99,948	8,246	108,195

Year ended December 31, 1999	Beer	Soft Drinks	Others	Total	Elimination/ Unallocation	Consolidated
	Millions of yen					
Sales and operating income:						
Unaffiliated customers	¥1,068,196	¥280,610	¥102,714	¥1,451,520	¥ —	¥1,451,520
Less beer taxes (Note 2)	544,270	—	—	544,270	—	544,270
	523,926	280,610	102,714	907,250	—	907,250
Intersegment	3,162	1,768	66,248	71,179	(71,179)	—
Net sales	527,088	282,378	168,962	978,429	(71,179)	907,250
Operating expenses	468,932	268,369	156,826	894,128	(64,119)	830,009
Operating income	¥ 58,156	¥ 14,008	¥ 12,135	¥ 84,300	¥ (7,059)	¥ 77,241
Identifiable assets, depreciation expense and capital expenditures:						
Identifiable assets	¥ 654,081	¥200,497	¥228,225	¥1,082,804	¥ 347,217	¥1,430,021
Depreciation and amortization	32,107	15,096	7,245	54,449	441	54,890
Capital expenditures	37,521	13,008	13,808	64,338	1,770	66,109

Year ended December 31, 2001	Thousands of U.S. dollars (Note 1) Alcoholic Beverages	Soft Drinks	Others	Total	Elimination/ Unallocation	Consolidated
Sales and operating income:						
Unaffiliated customers	$8,169,791	$2,523,311	$1,143,781	$11,836,900	$ —	$11,836,900
Less beer taxes (Note 2)	3,495,755	—	—	3,495,755	—	3,495,755
	4,674,035	2,523,311	1,143,781	8,341,144	—	8,341,144
Intersegment	21,561	9,821	982,781	1,014,164	(1,014,164)	—
Net sales	4,695,596	2,533,141	2,126,563	9,355,308	(1,014,164)	8,341,144
Operating expenses	4,343,531	2,403,395	2,006,312	8,753,239	(980,985)	7,772,254
Operating income	$ 352,065	$ 129,746	$ 120,250	$ 602,068	$ (33,179)	$ 568,889
Identifiable assets, depreciation expense and capital expenditures:						
Identifiable assets	$5,758,491	$1,771,663	$2,184,516	$ 9,714,687	$ 2,878,355	$12,593,042
Depreciation and amortization	310,420	122,053	110,928	543,410	14,285	557,696
Capital expenditures	308,435	117,324	127,821	553,588	3,918	557,514

Business segments are classified based on type and nature of products. In January 2001, the marketing division of Kirin Seagram Ltd., an affiliate under the equity method, was integrated into Kirin Brewery Limited, in accordance with the Kirin Group's strategic move towards becoming a group of corporations concentrating on the comprehensive alcoholic beverages. As a result, sales of ¥51,080 million ($387,116 thousand) have been recognized for the year ended December 31, 2001 for whisky, spirits, wine, etc. As the nature and the markets of these alcoholic beverages and beer are similar, such sales are added to the sales of the beer segment, and accordingly, the presentation of "beer" segment has been changed to "alcoholic beverages" in 2001.

Main products of sales by segments are as follows:

Sales by segment	Main products
Alcoholic beverages	Beer, sparkling malt liquor (*happo-shu*), whisky, spirits, wine, etc.
Soft drinks	Soft drinks, other drinks
Other	Pharmaceutical products, engineering, logistics, floriculture, etc.

Unallocated operating expenses amounted to ¥3,982 million ($30,178 thousand), ¥4,681 million and ¥5,960 million as of December 31, 2001, 2000 and 1999, respectively, and included primarily research and development expenses of new products and basic research and fundamental development costs.

Unallocated assets amounted to ¥410,749 million ($3,112,913 thousand), ¥385,507 million and ¥369,848 million as of December 31, 2001, 2000 and 1999, respectively, and included primarily cash, marketable securities, investments in securities, life insurance investments and assets that belong to the administrative department of the Company.

As described in Note 2 (12), effective January 1, 2001, the Company and its domestic subsidiaries adopted the new accounting standard for pension and retirement benefits. As a result of adopting the new accounting standard, operating expenses decreased by ¥5,718 million ($43,334 thousand) for "Alcoholic Beverages", increased by ¥109 million ($826 thousand) for "Soft Drinks", decreased by ¥1,360 million ($10,306 thousand) for "Other" and decreased by ¥60 million ($454 thousand) for "Elimination/Unallocation", compared to what would have been reported under the previous accounting standard.

(2) Geographical segment information

Disclosure of geographical segment information for the year ended December 31, 1999 was not required as the ratios of sales in Japan to total consolidated sales exceeded 90%.

Year ended December 31, 2001	Millions of yen Japan	Asia/ Oceania	Others	Total	Elimination/ Unallocation	Consolidated
Sales and operating income:						
Unaffiliated customers	¥1,408,904	¥105,224	¥47,750	¥1,561,879	¥ —	¥1,561,879
Less beer taxes (Note 2)	461,265	—	—	461,265	—	461,265
	947,639	105,224	47,750	1,100,614	—	1,100,614
Intersegment	2,268	910	703	3,882	(3,882)	—
Net sales	949,907	106,135	48,453	1,104,496	(3,882)	1,100,614
Operating expenses	888,278	91,998	45,035	1,025,312	236	1,025,549
Operating income	¥ 61,629	¥ 14,136	¥ 3,417	¥ 79,184	¥ (4,119)	¥ 75,065
Assets	¥1,003,365	¥186,513	¥62,289	¥1,252,168	¥409,484	¥1,661,652

Year ended December 31, 2000	Millions of yen					
	Japan	Asia/ Oceania	Others	Total	Elimination/ Unallocation	Consolidated
Sales and operating income:						
Unaffiliated customers	¥1,428,444	¥105,964	¥46,416	¥1,580,825	¥ —	¥1,580,825
Less beer taxes (Note 2)	507,617	—	—	507,617	—	507,617
	920,827	105,964	46,416	1,073,208	—	1,073,208
Intersegment	2,617	882	482	3,982	(3,982)	—
Net sales	923,444	106,846	46,899	1,077,189	(3,982)	1,073,208
Operating expenses	838,519	95,236	44,311	978,067	742	978,810
Operating income	¥ 84,925	¥ 11,610	¥ 2,587	¥ 99,123	¥ (4,725)	¥ 94,397
Assets	¥ 992,498	¥196,062	¥53,954	¥1,242,516	¥384,884	¥1,627,400

Year ended December 31, 2001	Thousands of U.S. dollars (Note 1)					
	Japan	Asia/ Oceania	Others	Total	Elimination/ Unallocation	Consolidated
Sales and operating income:						
Unaffiliated customers	**$10,677,559**	**$ 797,453**	**$361,879**	**$11,836,900**	**$ —**	**$11,836,900**
Less beer taxes (Note 2)	**3,495,755**	**—**	**—**	**3,495,755**	**—**	**3,495,755**
	7,181,803	**797,453**	**361,879**	**8,341,144**	**—**	**8,341,144**
Intersegment	**17,188**	**6,896**	**5,327**	**29,420**	**(29,420)**	**—**
Net sales	**7,198,992**	**804,357**	**367,207**	**8,370,564**	**(29,420)**	**8,341,144**
Operating expenses	**6,731,928**	**697,218**	**341,303**	**7,770,458**	**1,788**	**7,772,254**
Operating income	**$ 467,063**	**$ 107,131**	**$ 25,896**	**$ 600,106**	**$ (31,216)**	**$ 568,889**
Assets	**$ 7,604,130**	**$1,413,512**	**$472,065**	**$ 9,489,715**	**$3,103,327**	**$12,593,042**

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia/Oceania:	*East Asia, Southeast Asia, Oceania*
Others:	U.S.A., Europe

Amounts and major items included in "Elimination/Unallocation" are the same as those described in (1) Business segment information.

As described in Note 2 (12), effective January 1, 2001, the Company and its domestic subsidiaries adopted the new accounting standard for pension and retirement benefits. As a result of adopting the new accounting standard, operating expenses decreased by ¥7,029 million ($53,270 thousand) for "Japan", compared to what would have been reported under the previous accounting standard.

Lion Nathan Limited, a consolidated subsidiary, which is included in "Asia/Oceania", changed its accounting period and therefore reported results for a 13-month period for 2000.

(3) Overseas sales

Disclosure of sales amount to overseas customers for the year ended December 31, 1999 was not required because the amount of overseas sales was not material.

Year ended December 31, 2001	Millions of yen		
	Asia/ Oceania	Others	Total
Overseas sales	**¥105,879**	**¥48,100**	**¥ 153,979**
Consolidated sales, net of beer taxes	**—**	**—**	**1,100,614**
Percentage of overseas sales included in consolidated sales	**9.6%**	**4.4%**	**14.0%**

Year ended December 31, 2000	Millions of yen		
	Asia/ Oceania	Others	Total
Overseas sales	¥106,747	¥46,794	¥ 153,542
Consolidated sales, net of beer taxes	—	—	1,073,208
Percentage of overseas sales included in consolidated sales	10.0%	4.4%	14.3%

Year ended December 31, 2001	Thousands of U.S. dollars (Note 1) Asia/ Oceania	Others	Total
Overseas sales	**$802,417**	**$364,532**	**$1,166,949**
Consolidated sales, net of beer taxes	**—**	**—**	**8,341,144**

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia/Oceania:	East Asia, Southeast Asia, Oceania
Others:	U.S.A., Europe

Overseas sales represent those of the Company and consolidated subsidiaries to countries and areas outside of Japan.

Lion Nathan Limited, a consolidated subsidiary, which is included in "Asia/Oceania", changed its accounting period and therefore reported results for a 13-month period for 2000.

8. LEASES

(1) Lessee lease — finance lease

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, accounted for as operating leases, are as follows:

(a) Equivalent of purchase price, accumulated depreciation and book value of leased properties

	Millions of yen		Thousands of U.S. dollars (Note 1)
Years ended December 31	**2001**	2000	**2001**
Machinery, equipment and vehicles:			
Purchase price	**¥2,794**	¥2,688	**$21,174**
Accumulated depreciation	**1,462**	1,397	**11,079**
Book value	**1,331**	1,290	**10,087**
Others (tools and equipment):			
Purchase price	**4,165**	4,570	**31,564**
Accumulated depreciation	**2,700**	3,109	**20,462**
Book value	**1,465**	1,461	**11,102**
Total			
Purchase price	**6,959**	7,258	**52,739**
Accumulated depreciation	**4,162**	4,507	**31,542**
Book value	**¥2,797**	¥2,751	**$21,197**

(b) Lease commitments

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Due within one year	**¥1,142**	¥1,034	**$ 8,654**
Due after one year	**1,822**	1,671	**13,808**
Total	**¥2,964**	¥2,705	**$22,463**

(c) Lease expenses, equivalent of depreciation and interest expenses

	Millions of yen			Thousands of U.S. dollars (Note 1)
Years ended December 31	**2001**	2000	1999	**2001**
Lease expenses	**¥1,495**	¥1,422	¥6,167	**$11,330**
Depreciation equivalent	**1,257**	1,255	5,368	**9,526**
Interest equivalent	**87**	82	646	**659**

(d) Calculation method of depreciation equivalent

Depreciation equivalent is computed on a straight-line method over the lease period with residual value of zero.

(e) Allocation of interest equivalent

Differences between total lease expenses and its acquisition costs of the leased properties comprise interest equivalent and insurance, maintenance and certain other operating costs. Interest equivalent is allocated using interest method over the terms of leases.

(2) Lessee lease — operating lease
The Company and its consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Due within one year	**¥1,408**	¥1,387	**$10,670**
Due after one year	**3,639**	3,903	**27,578**
Total	**¥5,048**	¥5,290	**$38,256**

(3) Lessor lease — finance lease
Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, accounted for as operating leases, are as follows:

(a) Purchase price, accumulated depreciation and book value of leased properties

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Property, plant and equipment, other (leased assets)			
Purchase price	**¥18,600**	¥17,349	**$140,962**
Accumulated depreciation	**11,837**	10,980	**89,708**
Book value	**6,762**	6,369	**51,246**
Intangible assets, other (leased assets)			
Purchase price	**—**	—	**—**
Accumulated depreciation	**—**	—	**—**
Book value	**696**	584	**5,274**
Total			
Purchase price	**18,600**	17,349	**140,962**
Accumulated depreciation	**11,837**	10,980	**89,708**
Book value	**¥ 7,458**	¥ 6,954	**$ 56,521**

(b) Lease commitments

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Due within one year	**¥2,235**	¥2,364	**$16,938**
Due after one year	**5,512**	4,967	**41,773**
Total	**¥7,748**	¥7,331	**$58,719**

(c) Lease revenue, depreciation and interest equivalents

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Lease revenue	**¥3,030**	¥3,273	**$22,963**
Depreciation	**2,502**	2,705	**18,961**
Interest equivalent	**334**	376	**2,531**

(d) Allocation of interest equivalent
Interest equivalent is allocated using interest method over the terms of leases.

9. BREWERIES AND OTHER BUSINESS RESTRUCTURING

The Company restructured certain breweries and other businesses to improve the productivity of their operations during 2000 and 1999.

	Millions of yen	
Years ended December 31	2000	1999
Breweries:		
Loss on disposal of property, plant and equipment	¥ 7,597	¥ 8,181
Removal cost of property, plant and equipment	5,370	4,350
Retirement benefit payment	2,354	3,578
	¥15,322	¥16,110
Other business:		
Early retirement benefit payment due to the merger of Aoba Transport Co., Ltd. and other companies	¥ 1,274	¥ —

No restructuring costs were incurred in 2001.

10. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investment in unconsolidated subsidiaries and affiliates at December 31, 2001 and 2000 was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Investment in securities	**¥69,472**	¥72,751	**$526,502**
Other assets — other	**306**	462	**2,319**

11. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	1999	**2001**
Cash	**¥143,525**	¥ 50,579	¥ 61,098	**$1,087,722**
Add: Marketable securities	**12,272**	136,132	122,098	**93,004**
Less: Fixed term deposits over 3 months	**(3,411)**	(4,039)	(3,476)	**(25,850)**
Less: Equity securities and bonds, etc. with maturities exceeding 3 months	**(8,054)**	(118,337)	(114,529)	**(61,038)**
Cash and cash equivalents	**¥144,331**	¥ 64,335	¥ 65,191	**$1,093,830**

(b) Assets and liabilities of the newly consolidated subsidiaries in 2001 by acquisition at the inception of consolidation, and net expenditure for acquisition are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
December 31	**2001**	**2001**
Current assets	**¥ 11,938**	**$ 90,473**
Fixed assets	**44,457**	**336,923**
Consolidation differences	**92**	**697**
Current liabilities	**(4,423)**	**(33,520)**
Long-term liabilities	**(14,933)**	**(113,171)**
Minority interests	**(10,240)**	**(77,605)**
Acquisition cost	**26,891**	**203,796**
Less: Cost of shares at the beginning of period	**(7,803)**	**(59,136)**
Acquisition cost for the current period	**19,087**	**144,653**
Add: Cash and cash equivalents of the acquired companies	**127**	**962**
Net expenditure for acquisition	**¥ 19,215**	**$ 145,623**

(c) Assets and liabilities of the consolidated subsidiaries, at the time of sales, excluded from consolidation scope due to sales of the shares are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
December 31	2001	2001
Current assets	¥ 10,310	$ 78,135
Fixed assets	42,603	322,872
Total assets	52,914	401,015
Current liabilities	(2,611)	(19,787)
Long-term liabilities	(15,545)	(117,809)
Total liabilities	¥(18,157)	$(137,605)

(d) Non cash transaction

(1) Securities contributed to the pension and retirement benefits trust in 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
December 31	2001	2001
Book values of securities contributed to pension and retirement benefits	¥3,802	$28,813
Gain on contribution	4,599	34,854
Total securities contributed	¥8,401	$63,668

(2) The amounts of assets and liabilities of major newly consolidated subsidiaries, at the date of their consolidation, which increased in the year ended December 31, 2000 due to the change in consolidation scope in accordance with the revision of accounting standards for consolidation were as follows:

	Millions of yen
December 31	2000
Current assets	¥ 33,413
Fixed assets (including consolidation differences of ¥47,975 million)	180,233
Foreign currency translation adjustments	15,730
Total assets	229,376
Current liabilities	(29,141)
Long-term liabilities	(82,704)
Total liabilities	¥(111,846)

12. DEFERRED INCOME TAXES

The Company, its consolidated subsidiaries and affiliates are subject to a number of different income taxes which, in the aggregate, indicate statutory tax rates of approximately 42.1%, 42.1% and 47.7% in 2001, 2000 and 1999, respectively.

The following table summarizes the significant differences between the statutory tax rate and the effective tax rate for the consolidated financial statements for the years ended December 31, 2001and 2000:

	2001	2000
Statutory tax rate	42.1%	42.1%
Non-deductible expenses	6.9	7.9
Non-taxable revenue	(1.3)	(1.1)
Per capita inhabitants taxes	0.5	0.4
Consolidation differences	2.1	1.9
Other	1.3	0.5
Effective tax rate	51.6%	51.7%

Significant components of deferred tax assets and liabilities as of December 31, 2001 and 2000 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
December 31	**2001**	2000	**2001**
Deferred tax assets:			
Pension and retirement benefits	**¥ 35,959**	¥ 27,359	**$ 272,519**
Deferred charges	**9,261**	8,861	**70,185**
Depreciation	**8,410**	8,495	**63,736**
Unrealized profits on fixed assets	**4,050**	3,676	**30,693**
Other	**32,667**	26,233	**247,571**
Sub-total	**90,349**	74,625	**684,721**
Less valuation allowance	**(300)**	(13)	**(2,273)**
Total deferred tax assets	**90,049**	74,612	**682,447**
Deferred tax liabilities:			
Net unrealized holding gains on securities	**(14,020)**	—	**(106,252)**
Reserve for deferred gains on sales of fixed assets for tax purposes	**(11,000)**	(10,272)	**(83,364)**
Accelerated depreciation for foreign subsidiaries	**(4,064)**	(4,660)	**(30,799)**
Other	**(6,949)**	(2,090)	**(52,663)**
Total deferred tax liabilities	**(36,034)**	(17,023)	**(273,088)**
Net deferred tax assets	**¥ 54,014**	¥ 57,589	**$ 409,352**
Deferred tax assets due to revaluation of land	**¥ 1,995**	¥ —	**$ 15,119**

Net deferred income tax assets are included in the consolidated balance sheet as of December 31, 2001 as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
December 31	2001	2001
Current assets - deferred income tax assets	**¥17,188**	**$130,261**
Fixed assets - deferred income tax assets	**45,191**	**342,485**
Current liabilities - other	**(5)**	**(37)**
Long-term liabilities - other	**¥ (8,359)**	**$ (63,349)**

13. DERIVATIVE TRANSACTIONS

Derivative financial instruments currently utilized by the Company and its consolidated subsidiaries include currency forward contracts, currency option contracts, currency swap contracts, interest rate future contracts, interest rate option contracts, interest rate swap contracts, commodity swap contracts, commodity option contracts, and commodity forward contracts.

Interest rate derivatives are utilized to reduce the exposure to interest rate fluctuation on borrowings to a certain level. Currency derivatives are utilized to hedge foreign currency fluctuation primarily associated with the import of raw materials for production. The Company and its consolidated subsidiaries also utilize commodity derivatives for the purpose of hedging the risks in fluctuation of commodity prices for raw materials. The Company and its consolidated subsidiaries do not enter into derivative contracts for speculative purposes.

Interest rate future, interest rate option, and interest swap contracts are utilized to hedge interest rate fluctuations on loans receivable and payable. Currency forward, currency option and currency swap contracts are utilized to hedge foreign exchange rate fluctuations. Commodity swap, commodity option and commodity future contracts are utilized to hedge price fluctuations on purchase of raw materials.

The Company and its subsidiaries evaluate the effectiveness of hedging activities semi-annually by comparing the cumulative changes in cash flows of the changes in fair value of hedged items with corresponding changes in the hedging instruments.

The administration and control of these derivative transactions are in accordance with the "Accounting Policies" authorized at the management meeting of the Company or by the board of directors of consolidated subsidiaries.

The derivative contracts utilized by the Company and its consolidated subsidiaries are exposed to the fluctuation risks of interest rates, foreign currencies and commodity prices. However, the credit risks associated with these derivatives are considered low as the counterparties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counterparties are able to fully satisfy their obligations under the contracts.

The disclosure of outstanding derivative transactions at December 31, 2001, is not required as hedge accounting applies to all of the derivative contracts *utilized by the Company and its consolidated subsidiaries.*

At December 31, 2000, the Company and its consolidated subsidiaries had outstanding derivative transactions as follows:

(a) Foreign currency contracts

	Millions of yen			
December 31, 2000	Due within one year	Due after one year	Fair value	Unrealized gains (losses)
Currency forward contracts				
Sell	¥16,328	¥ —	¥17,322	¥ (993)
Buy	3,547	—	3,278	(268)
Currency option contracts				
Sell Call	912	—	(4)	(4)
Sell Put	771	—	0	0
Buy Call	1,845	—	23	23
Currency swap contracts	—	17,656	5,306	5,306
Total				¥4,064

(b) Interest rate contracts

	Millions of yen			
December 31, 2000	Due within one year	Due after one year	Fair value	Unrealized gains (losses)
Interest rate option contracts				
Sell Put	¥2,935	¥ 5,289	¥ (14)	¥ (14)
Buy Call	—	3,907	56	56
Interest rate swap contracts				
Pay fixed rate, receive floating rate	5,420	37,176	(126)	(126)
Total				¥ (83)

(c) Commodity contracts

	Millions of yen			
December 31, 2000	Due within one year	Due after one year	Fair value	Unrealized gains (losses)
Commodity swap contracts				
Aluminum	¥393	¥ —	¥10	¥10
Total				¥10

The contract amounts of the derivative transactions themselves do not necessarily represent the magnitude of market risks and credit risks associated with those transactions. Market value is based on the amounts provided by the contracting financial institutions.

14. PENSION AND RETIREMENT BENEFITS

As explained in Note 2 (12), effective January 1, 2001, the Company and its consolidated subsidiaries adopted the new accounting standard for pension and retirement benefits, under which the liabilities and expenses for pension and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The Company and its subsidiaries provide three types of contributory defined benefit plans, which are lump-sum payments, Welfare Pension Fund, and qualified retirement pension. Extra payments may be added upon retirement of employees. Several overseas subsidiaries provide defined contribution plans and/or defined benefits plans. In addition, the Company has established a pension and retirement benefits trust.

The liabilities for pension and retirement benefits included in the liability section of the consolidated balance sheet as of December 31, 2001 consisted of the following:

	Millions of yen	Thousands of U.S. dollars (Note 1)
Projected benefit obligation	**¥ 315,240**	**$ 2,389,086**
Less fair value of plan assets	**(174,482)**	**(1,322,334)**
Unfunded pension obligation	**140,757**	**1,066,744**
Less unrecognized actuarial differences	**(40,697)**	**(308,427)**
Liability for pension and retirement benefits	**¥ 100,060**	**$ 758,317**

Included in the consolidated statement of income for the year ended December 31, 2001 are pension and retirement benefits expenses comprised of the following:

	Millions of yen	Thousands of U.S. dollars (Note 1)
Service costs - benefits earned during the year	¥ 8,912	$ 67,540
Interest cost on projected benefit obligation	9,651	73,141
Expected return on plan assets	(5,782)	(43,819)
Net transition obligation	18,835	142,743
Pension and retirement benefit expenses	¥31,616	$239,605

The discount rate and the rate of expected return on plan assets used by the Company are 3.0% and 3.5 %, respectively. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Actuarial gains/losses are recognized on the statements of income using the straight-line method over 15 years. The entire net transition obligation was recognized as an expense in one year.

15. REVALUATION OF LAND

Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business pursuant to Law Concerning Revaluation Reserve for Land (effective March 31, 1998) ("Law") and related revision of the Law on March 31, 2001. Due to revaluation of land in assets, the revaluation difference, net of tax, is accounted for as revaluation reserve for land in stockholders' equity, and the tax portion is accounted for as deferred income taxes in assets.

Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land effective March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Paragraph 3 of the Law was used.

Date of revaluation	December 31, 2001	
Book value before revaluation	¥21,618 million	($163,834 thousand)
Book value after revaluation	¥16,879 million	($127,919 thousand)

16. SUBSEQUENT EVENTS

On March 28, 2002, at the annual general meeting of the shareholders ("AGM"), the shareholders of the Company resolved the following:

(1) Appropriation of retained earnings:
- (a) Payment of a cash dividend of ¥6.00 ($0.04) per share or total of ¥5,906 million ($44,759 thousand) to holders of record as of December 31, 2001.
- (b) Payment of bonuses to directors and corporate auditors of ¥92 million ($697 thousand).

(2) Amendment of the Article of Incorporation to remove the restrictions on purchasing the Company's own outstanding shares, in accordance with revision of the Code in 2001.

(3) Purchase of a maximum of 30 million shares or ¥30,000 million of the Company's own outstanding shares between the close of the AGM on March 28, 2002 and the close of the next scheduled AGM.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of
Kirin Brewery Company, Limited

We have audited the accompanying consolidated balance sheets of Kirin Brewery Company, Limited (a Japanese corporation) and its consolidated subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the three years in the period ended December 31, 2001, expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Kirin Brewery Company, Limited and its consolidated subsidiaries as of December 31, 2001 and 2000, the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Japan applied on a consistent basis, except as noted in the following paragraph.

As described in Note 2, Kirin Brewery Company, Limited and its consolidated subsidiaries adopted, on a prospective basis as required, the new Japanese accounting standards for financial instruments, pension and retirement benefits and translation of foreign currencies in the year ended December 31, 2001, and for consolidation and equity method accounting and income taxes in the year ended December 31, 2000. Also in the year ended December 31, 1999, an affiliate under the equity method adopted early, on a prospective basis as required, the new accounting standard for income taxes.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

Tokyo, Japan
March 28, 2002

Asahi & Co.

Statement on Accounting Principles and Auditing Standards

This statement is to remind users that accounting principles and auditing standards and their application in practice may vary among nations and therefore could affect, possibly materially, the reported financial position and results of operations. The accompanying financial statements are prepared based on accounting principles generally accepted in Japan, and the auditing standards and their application in practice are those generally accepted in Japan. Accordingly, the accompanying financial statements and the auditors' report presented above are for users familiar with Japanese accounting principles, auditing standards and their application in practice.

BOARD OF DIRECTORS AND AUDITORS



Seated, from left: Yoshiyuki Morioka, Koichiro Aramaki, Yasuhiro Satoh, Naomichi Asano, Kunpei Kitamura
Standing, from left: Takeshi Shigenaga, Kouhei Fukami, Hideo Chida, Yoshikazu Arai, Shozo Sawada

Chairman
Yasuhiro Satoh

President
Koichiro Aramaki

Senior Managing Directors
Yoshiyuki Morioka
Kunpei Kitamura
Naomichi Asano

Managing Directors
Hideo Chida
Kouhei Fukami
Yoshikazu Arai
Takeshi Shigenaga
Shozo Sawada

Directors
Kenjiro Hata
Satoru Kishi
Yuji Tateishi
Sumiyoshi Kito
Minoru Murakami
Akira Negami
Toshihiko Hagiwara
Hideo Fujisawa
Kazuyasu Kato
Kiyoaki Nakazawa
Katsuhiko Asano
Takeshi Shimazu
Kenichiro Kanegae
Kazuhiro Satoh
Senji Miyake

Standing Auditors
Motohiro Fujii
Kenji Matsuo

Auditors
Toyoshi Nakano
Hideo Yamamoto

(As of April 1, 2002)

OVERSEAS NETWORK



ALCOHOLIC BEVERAGE BUSINESS

① Kirin Brewery of America LLC
2400 Broadway, Suite 240,
Santa Monica, CA 90404 U.S.A.
Tel: +1-310-829-2400
Fax: +1-310-829-0424

② Kirin Europe GmbH
Louise-Dumont-Str. 31
40211 Dusseldorf, Germany
Tel: +49-211-353086
Fax: +49-211-363996

③ Lion Nathan Ltd.
Level 30, 363 George Street,
Sydney, NSW 2000
Tel: +61-2-9290 6614/6653
Fax: +61-2-9290 6670/6673

④ Zhuhai Kirin President Brewery Co., Ltd.
Jiuzhou Road Jlda, Zhuhai, Guangdong, China
Tel: +86-756-3333057
Fax: +86-756-3366404

⑤ Taiwan Kirin Company, Ltd.
4F., No. 248, Sec. 3, Nanking E. Rd.,
Taipei, Taiwan, R.O.C.
Tel: +886-2-25177070
Fax: +886-2-25068098, 2-27734906, 2773-5106

⑥ San Miguel Corporation
#40 San Miguel Avenue Mandaluyong City,
1550 Philippines
Tel: +63-2-632-3000
Fax: +63-2-632-3099

⑦ Four Roses Distillery
1224 Bonds Mill Road,
Lawrenceburg, KY, U.S.A.
Tel: +1-502-839-3436

⑧ Raymond Vineyard and Cellar, Inc.
849 Zinfandel Lane
St. Helena, CA 94574 U.S.A.
Tel: +1-707-963-3141
Fax: +1-707-963-8498

SOFT DRINKS BUSINESS

⑨ Coca-Cola Bottling Company of Northern New England, Inc.
1 Executive Park Drive
Bedford, NH 03110-6913 U.S.A.
Tel: +1-603-627-7871
Fax: +1-603-627-1166

PHARMACEUTICAL BUSINESS

⑩ Kirin-Amgen, Inc.
c/o Amgen Inc., One Amgen Center Drive,
Thousand Oaks, CA 91320-1799 U.S.A.
Tel: +1-805-447-1000
Fax: +1-805-499-8671

⑪ Gemini Science, Inc.
4275 Executive Square, Suite 940,
La Jolla, CA 92037 U.S.A.
Tel: +1-858-558-1167
Fax: +1-858-558-7689

⑫ Jeil-Kirin Pharmaceutical Inc.
6F KangNam Building 1321-1, Seocho-2-dong,
Seocho-ku, Seoul, 137-072 Korea
Tel: +82-2-3471-4321
Fax: +82-2-3471-4322

⑬ Kirin Pharmaceuticals Co., Ltd.
16F, No. 44, Sec.2 Chong Shen N. Road,
Taipei, Taiwan
Tel: +886-2-2564-2800
Fax: +886-2-2560-1667

⑭ Kirin Pharmaceuticals (China) Co., Ltd.
Rm 1306 Tai Yau Building, 181
Johnston Road, Wanchai, Hong Kong
Tel: +852-2956-0828
Fax: +852-2956-1627

⑮ Kirin Kunpeng (China) Bio-Pharmacuetical Co., Ltd.
Shanghai Head Office
970 Long Dong Z. J. High-Tech Park, Pudong New Area, Shanghai 201203 China
Tel: +86-21-5080-0909
Fax: +86-21-5080-0026

Beijing Head Office
Rm. 2601-2602, Beijing Silver Bldg,
No.2 Dong San Huan Bei Lu, Chao Yang District,
Beijing 100027 China
Tel: +86-10-6410-7710
Fax: +86-10-6410-7701

[illegible]

Twyford International, Inc.
4051 Fudge Road
Apopka, FL 32703 U.S.A.
Tel: +1-407-886-0248
Fax: +1-407-886-1091

Kirin Agribio EC B.V. (Paris Office)
55, rue de l'Est
92100 Boulogne, Billancourt, France
Tel: +33-141-317995
Fax: +33-141-310519

Southern Glass House Produce Ltd.
Swallowfield Nurseries Titchfield Road, Fareham
Hants PO14 3EP, England
Tel: +44-1329-844214
Fax: +44-1329-844425

Fides Straathof Holding B.V.
Coldenhovelaan 6, 3155 RC Maasland, P.O. Box 26
2678 ZG De Lier, Holland
Tel: +31-174-530100
Fax: +31-174-530110

Barberet & Blanc, S.A.
Camino Viejo, 205 Apartado de Correos, 38,
30890 Puerto Lumbreras Murcia, Spain
Tel: +34-968-402525
Fax: +34-968-402711

Qingdao International Seeds Co., Ltd.
85 Jiushuilu, Licangqu, Qingdao, Shandong, China
Tel: +86-532-7896-704
Fax: +86-532-7610-321

Germicopa S.A.
1, allee Loeiz Herrieu, 29334 Quimper Cedex, France
Tel: +33-298-100-100
Fax: +33-298-100-130

OTHER BUSINESSES

㉓ Kirin Australia Pty. Ltd.
47 McDowell Street, Welshpool,
W.A. 6106 Australia
Tel: +61-8-9451-2288
Fax: +61-8-9351-8347

㉔ Indústria Agrícola Tozan Ltda.
Edificio Asahi, AV. Paulista, 1274, 13 Andar Conj. 33
Bela Vista, Sao Paulo, CEP 01310-926, SP, Brazil
Tel: +55-11-283-0733
Fax: +55-11-288-5908

INVESTOR INFORMATION

Kirin Brewery Company, Limited

Head Office
10-1, Shinkawa 2-chome, Chuo-ku,
Tokyo 104-8288, Japan
Phone: +81-3-5540-3411 [information desk]
Fax: +81-3-5540-3547

Breweries and Other Facilities

11 Breweries
1 Pharmaceutical Plant
7 Laboratories
1 Hop Center
10 Regional Sales and Marketing Divisions
41 Regional Head Offices
25 Sales Branches (Beer)
8 Sales Branches (Pharmaceuticals)

Major Shareholders	Percentage of total shares outstanding
The Meiji Mutual Life Insurance Company	5.35%
The Bank of Tokyo-Mitsubishi, Ltd.	4.36
The Mitsubishi Trust and Banking Corporation	3.67
Isono Shokai	2.36
Japan Trustee Services Bank, Ltd. (trust account)	2.24
Mizuho Financial Group*	1.86
Shinsei Bank	1.86
The Mitsubishi Trust and Banking Corporation (trust account)	1.74
Nippon Life Insurance Company	1.52
Meidi-ya Co., Ltd.	1.45

*On April 1, 2002, shareholder The Dai-Ichi Kangyo Bank, Ltd. was merged into the Mizuho Financial Group.

Date of Incorporation
February 23, 1907

Paid-in Capital
¥102,046 million

Authorized Shares
1,732,026,000

Outstanding Shares
984,508,387

Number of Shareholders
114,635

Number of Employees
6,540 (as of December 31, 2001)

General Meeting of Shareholders
March 29, 2002

Stock Listings
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, London, *Paris, Zurich and Frankfurt stock exchanges*

Ticker Symbol Numbers
ODR 2503
ADR KNBWY

Transfer Agent
Mitsubishi Trust & Banking Corp.
Sanno Park Tower
11-1, Nagata-cho 2-chome, Chiyoda-ku,
Tokyo 100-8212, Japan

(As of April 1, 2002)

MONTHLY STOCK PRICE RANGE & TRADING VOLUME

(Tokyo Stock Exchange)


(¥)
1,800
1,600
1,400
1,200
1,000
800
600
Common stock price range
Tokyo Price Index close
1997
1998
1999
2000
2001
(Shares)
80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Trading volume

KIRIN

PRINTED WITH SOY INK™
Trademark of American Soybean Association
Printed in Japan with soy ink on recycled paper.